Exhibit 2.1
EXECUTION COPY
AGREEMENT AND PLAN OF MERGER
by and among
ROY RPS HOLDINGS CORP.
RPS MERGER SUB INC.
and
RESEARCH PHARMACEUTICAL SERVICES, INC.
dated as of
DECEMBER 27, 2010

i

ii

iii

Exhibits

Exhibit A	-	Guarantee
Exhibit B	-	Merger Consent
Exhibit C	-	Initial Press Release
Company Disclosure Schedule

Schedule 5.01	Conduct of Business of the Company
Schedule 5.10	Indemnification Documents
Schedule 6.02(e)	Terminated Related Party Transactions
Schedule 8.01	Knowledge

AGREEMENT AND PLAN OF MERGER
This Agreement and Plan of Merger (this “Agreement”), is entered into as of December 27, 2010, by and among ReSearch Pharmaceutical Services, Inc., a Delaware corporation (the “Company”), Roy RPS Holdings Corp., a Delaware corporation (“Parent”), and RPS Merger Sub, Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”). Capitalized terms used herein (including in the immediately preceding sentence) and not otherwise defined herein shall have the meanings set forth in Section 8.01 hereof.
RECITALS:
WHEREAS, the parties intend that Merger Sub be merged with and into the Company, with the Company surviving that merger on the terms and subject to the conditions set forth herein;
WHEREAS, in the Merger, upon the terms and subject to the conditions of this Agreement, each issued and outstanding share of common stock, par value $0.0001 per share, of the Company (the “Company Common Stock”) other than (a) shares of Company Common Stock directly owned by Parent, Merger Sub or the Company, as treasury stock, and (b) the Dissenting Shares, will be converted into the right to receive the Merger Consideration;
WHEREAS, the Board of Directors of the Company (the “Company’s Board of Directors”), acting upon the recommendation of a committee of the Company’s Board of Directors that was formed to consider the transactions contemplated by this Agreement (the “Transaction Committee”) has unanimously (a) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement with Parent and Merger Sub, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (c) resolved, subject to the terms and conditions set forth in this Agreement, to recommend adoption of this Agreement by the stockholders of the Company;
WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, Warburg Pincus Private Equity X, L.P. (the “Guarantor”) has provided a guarantee in favor of the Company in the form attached as Exhibit A (the “Guarantee”);
WHEREAS, the respective Boards of Directors of Parent and Merger Sub have unanimously approved this Agreement; and
WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the transactions contemplated by this Agreement and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements contained in this Agreement, the parties, intending to be legally bound, agree as follows:
ARTICLE I
THE MERGER
Section 1.01 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, (a) Merger Sub will merge with and into the Company (the “Merger”), and (b) the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under the DGCL as the surviving corporation in the Merger (the “Surviving Corporation”).
Section 1.02 Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., Philadelphia, Pennsylvania time, as soon as practicable (and, in any event, within five (5) Business Days) after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted hereunder, waiver of all such conditions), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto; provided, however, that if the Marketing Period has not ended at the time of the satisfaction (or waiver) of the conditions set forth in Article VI (not including conditions that cannot by their nature be satisfied until the Closing but subject to the satisfaction or waiver of such conditions at the Closing), the Closing shall occur on the earlier of (x) a date during the Marketing Period specified by Parent on no less than three (3) Business Days’ notice to the Company and (y) the third (3rd) Business Day immediately following the final day of the Marketing Period (subject, in each case, to the satisfaction or waiver of all of the conditions set forth in Article VI for the Closing as of the date determined pursuant to this proviso); and provided further, in no event shall the Closing occur prior to the Fiduciary Date. The Closing shall be held at the offices of Drinker Biddle & Reath LLP, One Logan Square, Suite 2000, Philadelphia, Pennsylvania 19103, unless another place is agreed to in writing by the parties hereto, and the actual date of the Closing is hereinafter referred to as the “Closing Date.”
Section 1.03 Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company, Parent and Merger Sub will cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL. The Merger will become effective at such time as the Certificate of Merger has been duly filed with, and accepted by, the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Company and Parent in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).
Section 1.04 Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.

Section 1.05 Certificate of Incorporation; By-laws. At the Effective Time, (a) the certificate of incorporation of the Company shall be amended by virtue of the Merger shall be amended by virtue of the Merger to become the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the terms thereof or as provided by applicable Law, and (b) the by-laws of the Company shall be amended by virtue of the Merger to become the by-laws of Merger Sub as in effect immediately prior to the Effective Time, which shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with the terms thereof, the certificate of incorporation of the Surviving Corporation or as provided by applicable Law.
Section 1.06 Directors. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.
Section 1.07 Officers. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.
ARTICLE II
EFFECT OF THE MERGER ON CAPITAL STOCK
Section 2.01 Effect of the Merger on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub or the Company or the holder of any capital stock of Parent, Merger Sub or the Company:
(a) Cancellation of Certain Company Common Stock. Subject to the provisions of Section 2.03, each share of Company Common Stock (each, a “Share” and collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time that is owned by Parent, Merger Sub or any of their respective direct or indirect wholly-owned Subsidiaries or the Company (as treasury stock or otherwise) will automatically be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor;
(b) Conversion of Company Common Stock. Subject to the provisions of Section 2.03, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares to be cancelled in accordance with Section 2.01(a), and (ii) Dissenting Shares), shall be cancelled and shall be converted automatically into the right to receive $6.10 in cash, without interest (the “Merger Consideration”), subject to any applicable withholding rights specified in Section 2.05; and
(c) Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

Section 2.02 Surrender and Payment.
(a) Not less than five (5) Business Days prior to the Effective Time, Parent shall appoint an exchange agent reasonably acceptable to the Company (the “Paying Agent”) to act as the agent and enter into an exchange agent agreement with such Paying Agent for the purpose of exchanging the Merger Consideration for certificates formerly representing Shares (each, a “Certificate”). Prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, by wire transfer of immediately available funds, cash in an amount sufficient to pay (i) the aggregate Merger Consideration as required to be paid pursuant to Section 2.01; provided, that the Paying Agent shall distribute the funds received by it pursuant to clauses (ii) and (iii) of this Section 2.02(a) to the Surviving Corporation to be paid by the Surviving Corporation in accordance with Section 2.07(a) and Section 2.07(b), (ii) the aggregate Company Stock Option Consideration due to holders of Company Stock Options as required to be paid pursuant to Section 2.07(a), and (iii) the aggregate Company Stock Award Consideration due to holders of Company Stock Awards as required to be paid pursuant to Section 2.07(b) (collectively, the “Payment Fund”). The Payment Fund shall not be used for any purpose other than the payment of the Merger Consideration and shall not be subject to any claim of Parent under this Agreement. If the Payment Fund is inadequate to pay the aggregate amounts to which holders of Shares shall be entitled under Section 2.01(b), the holders of Company Stock Options shall be entitled under Section 2.07(a), and the holders of Company Stock Awards shall be entitled under Section 2.07(b), Parent shall take all steps necessary to enable or cause the Surviving Corporation promptly to deposit in trust additional cash with the Paying Agent sufficient to make all of the foregoing payments required under this Agreement, and Parent and the Surviving Corporation shall in any event be liable for the payment thereof, and, for the avoidance of doubt, any losses resulting from investment of the Payment Fund shall not in any way diminish Parent’s and Merger Sub’s obligations to pay in full all amounts due under this Agreement. The Payment Fund shall be invested by the Paying Agent as directed by Parent; provided, however, that: (i) no such investment or losses thereon shall affect the Merger Consideration payable to the holders of Company Common Stock; and (ii) such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank that are then publicly available). Any net profit resulting from, or interest or income produced by, such investments shall be payable to the Surviving Corporation or Parent, and any amounts in excess of the aggregate amounts payable pursuant to Section 2.01, 2.07(a) and 2.07(b) shall be promptly returned to the Surviving Corporation or Parent, in each case as directed by Parent. Parent shall pay, or cause to be paid, all charges and expenses, including those of the Paying Agent, in connection with the exchange of Shares for the Merger Consideration. As promptly as practicable (but in no event later than three (3) Business Days after the Effective Time), Parent shall send, or shall cause the Paying Agent to send, to each record holder of Shares at the Effective Time, a letter of transmittal and instructions (which letter of transmittal and instructions shall be in the form and substance reasonably acceptable to Parent and the Company) for use in such exchange.

(b) Each holder of Shares that have been converted into the right to receive the Merger Consideration pursuant to Section 2.01(b) shall be entitled to receive the Merger Consideration in respect of the Company Common Stock represented by a Certificate upon surrender to the Paying Agent of a Certificate, together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the Paying Agent. Until so surrendered, and subject to the terms set forth in Section 2.03, each such Certificate shall, after the Effective Time, represent for all purposes only the right to receive the Merger Consideration payable in respect thereof. No interest shall be paid or accrued on the cash payable upon the surrender of any Certificate. Upon payment of the Merger Consideration pursuant to the provisions of this Article II, each Certificate or Certificates so surrendered shall immediately be cancelled, retired and will cease to exist.
(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition to such payment that (i) such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer, and (ii) the Person requesting such payment shall pay to the Paying Agent any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of the Paying Agent that such Tax has been paid or is not payable.
(d) All Merger Consideration paid upon the surrender of Certificates in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificate, and from and after the Effective Time, there shall be no further registration of transfers of Shares on the stock transfer books of the Surviving Corporation. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article II. No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificates.
(e) Any portion of the Payment Fund that remains unclaimed by the holders of Shares two (2) years after the Effective Time shall be returned to the Surviving Corporation or Parent, upon demand as directed by Parent, and any such holder who has not exchanged Shares for the Merger Consideration in accordance with this Section 2.02 prior to that time shall thereafter look only to Parent, as a general creditor thereof, for payment of the Merger Consideration. Notwithstanding the foregoing, none of Parent, Surviving Corporation or Company shall be liable to any holder of Shares for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar Laws. If any Certificate shall not have been surrendered prior to the date on which the related Merger Consideration would escheat to or become the property of any Governmental Entity, any such Merger Consideration shall, to the extent permitted by applicable Law, immediately prior to such time become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.
(f) Any portion of the Merger Consideration made available to the Paying Agent in respect of any Dissenting Shares shall be returned to Parent, upon demand.

Section 2.03 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, including Section 2.01, Shares issued and outstanding immediately prior to the Effective Time (other than Shares cancelled in accordance with Section 2.01(a)) and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly demanded (and not withdrawn) appraisal rights of such Shares in accordance with Section 262 of the DGCL (such Shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the DGCL with respect to such Shares) shall not be converted into a right to receive the Merger Consideration, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 2.01(b), without interest thereon. The Company shall provide Parent prompt written notice of any demands received by the Company for appraisal of Shares, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL. Parent shall have, at its own expense, the right to participate in and control all negotiations and proceedings with respect to any such demands, provided such proceedings shall not cause any delay in the Closing (on the timing specified in Section 1.02). The Company shall not, except with the prior written consent of Parent, voluntarily make (or cause or permit to be made on its behalf) any payment with respect to, or settle or offer to settle, any such demand for payment of fair value of Dissenting Shares prior to the Effective Time.
Section 2.04 Adjustments. Notwithstanding anything to the contrary herein, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur (other than the issuance of additional shares of capital stock of the Company as expressly permitted by this Agreement), including by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, any stock dividend or distribution paid in stock or any other similar change occurring, or with a record date occurring after the date hereof, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such change; provided, that nothing herein shall be construed to permit the Company to take any such action with respect to its securities that is expressly prohibited by this Agreement.
Section 2.05 Withholding Rights. Notwithstanding anything to the contrary herein, each of the Paying Agent, Parent, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under any provision of any applicable Tax Law and to pay such amounts to the appropriate taxing authority. To the extent that amounts are so deducted, withheld and paid by the Paying Agent, Parent, Merger Sub or the Surviving Corporation, as the case may be, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Paying Agent, Parent, Merger Sub or the Surviving Corporation, as the case may be, made such deduction, withholding, and payment.

Section 2.06 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Paying Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid (without any interest thereon) in respect of the Shares formerly represented by such Certificate as contemplated under this Article II.
Section 2.07 Treatment of Stock Options and Other Stock-based Compensation.
(a) The Company shall take all requisite action so that, as of the Effective Time, each option to acquire shares of Company Common Stock (each, a “Company Stock Option”) that is outstanding, vested and exercisable immediately prior to the Effective Time, shall be, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the holder of that Company Stock Option or any other Person, cancelled and converted into the right to receive from Parent and the Surviving Corporation, as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of (x) the aggregate number of shares of Company Common Stock subject to such Company Stock Option, multiplied by (y) the excess, if any, of the Merger Consideration over the per share exercise price under such Company Stock Option (such amount, the “Company Stock Option Consideration”); provided, that if the exercise price per share of any such Company Stock Option is equal to or greater than the Merger Consideration, such Company Stock Option shall be cancelled without any cash payment being made in respect thereof. Each Company Stock Option that is outstanding as of the Effective Time but is not then vested and exercisable (and is not contractually entitled to accelerated vesting as of the Effective Time) shall be, as of the Effective Time, exchanged for a number of options to acquire equity securities of the Parent or an Affiliate of Parent having an aggregate intrinsic value equal to the value of such Company Stock Option.
(b) The Company shall take all requisite action so that, as of the Effective Time, each restricted stock award and other right, contingent or accrued, to acquire or receive shares of Company Common Stock or benefits measured by the value of such shares, and each award of any kind consisting of shares of Company Common Stock that may be held, awarded, outstanding, payable or reserved for issuance under any Company stock award plan, other than Company Stock Options (each, a “Company Stock Award”) immediately prior to the Effective Time, whether or not then vested or exercisable, shall be, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the holder of that Company Stock Award or any other Person, cancelled and converted into the right to receive from Parent and the Surviving Corporation, as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of (x) the aggregate number of shares of Company Common Stock in respect of such Company Stock Award multiplied by (y) the Merger Consideration (reduced, if applicable, by any exercise or base price applicable to such Company Stock Award; the “Company Stock Award Consideration”); provided that if the exercise price per share of any such Company Stock Award is equal to or greater than the Merger Consideration, such Company Stock Award shall be cancelled without any cash payment being made in respect thereof.

(c) At or prior to the Effective Time, the Company, its board of directors and the compensation committee of such board, as applicable, shall adopt any resolutions and take any actions (including obtaining any employee consents, but which shall not include the payment of money or other consideration other than as provided herein) that may be necessary to effectuate the provisions of paragraphs (a), (b) and (c) of this Section 2.07.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in (A) the written disclosure letter delivered by the Company to Parent and Merger Sub in connection with the execution and delivery of this Agreement (the “Company Disclosure Schedule”), (B) the Form S-1 filed by the Company with the United States Securities and Exchange Commission (the “SEC”) on June 18, 2010, as amended by Amendment No. 1 to Form S-1 filed by the Company with the SEC on October 1, 2010, as amended by Amendment No. 2 to Form S-1 filed by the Company with the SEC on November 23, 2010 (collectively the “Form S-1”), and (C) any report, statement or other document filed by the Company with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and publicly available on or after the period beginning on December 31, 2009 and ending on the date of this Agreement (but excluding (i) any disclosures contained or referenced in the Form S-1 or in such reports, statements or documents under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are predictive, cautionary or forward-looking in nature, (ii) any exhibits appended to the Form S-1 or to such reports, statements or documents, (iii) any matters disclosed for purposes of Section 3.02 of the Company Disclosure Schedule, which matters shall be specifically disclosed in Section 3.02 of the Company Disclosure Schedule, (vi) any matters disclosed for purposes of Section 3.15 of the Company Disclosure Schedule, which matters shall be specifically disclosed in Section 3.15 of the Company Disclosure Schedule and (v) any matters disclosed for purposes of Section 5.01 of the Company Disclosure Schedule, which matters shall be specifically disclosed in Section 5.01 of the Company Disclosure Schedule), it being acknowledged and agreed by Parent and Merger Sub that any matter set forth in any section or subsection of the Company Disclosure Schedule shall be deemed to be a disclosure for all other sections or subsections of the Company Disclosure Schedule to the extent that it is reasonably apparent from such disclosure that such disclosure is applicable to such other section of the Company Disclosure Schedule, but shall expressly not be deemed to constitute an admission by the Company or any of its Subsidiaries, or otherwise imply, that any such matter rises to the level of a Company Material Adverse Effect or is otherwise material for purposes of this Agreement or the Company Disclosure Schedule, as a material inducement to Parent and the Merger Sub to enter into this Agreement and to consummate the transactions contemplated hereby the Company represents and warrants to Parent and Merger Sub as follows:
Section 3.01 Organization; Standing and Power; Charter Documents; Minutes; Subsidiaries.
(a) Organization; Standing and Power. The Company and each of its Subsidiaries is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of its jurisdiction of incorporation or organization, and has the requisite corporate or other organizational power and authority to own, lease and operate its assets and to carry on its business as it is being conducted as of the date of this Agreement, except for such failures to be in good standing that, individually or in the aggregate, would not reasonably be likely to have a Company Material Adverse Effect. The Company and each of its Subsidiaries is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be likely to have a Company Material Adverse Effect.
(b) Charter Documents. The Company has delivered or made available to Parent complete and correct copy of the certificate of incorporation, by-laws or like organizational documents, each as amended to date (collectively, the “Charter Documents”), of the Company and each of its Subsidiaries.
(c) Minutes. The Company has made available to Parent true and correct copies of the minutes (or, in the case of minutes that have not yet been finalized, a brief summary of the meeting) of all meetings of stockholders, the Company’s Board of Directors and each committee of the Company’s Board of Directors since January 1, 2009, provided, however, that the Company shall not be obligated to make available any minutes of meetings to the extent related to other bidders in connection with any potential sale of the Company or any of its material assets or otherwise related to deliberations by the Company’s Board of Directors with respect to the consideration of a sale of the Company or its assets.
(d) Subsidiaries. Section 3.01(d)(i) of the Company Disclosure Schedule lists each of the Subsidiaries of the Company as of the date hereof and its place of organization. Section 3.01(d)(ii) of the Company Disclosure Schedule sets forth, for each Subsidiary that is not, directly or indirectly, wholly-owned by the Company, (x) the number and type of any capital stock of, or other equity or voting interests in, such Subsidiary that is outstanding as of the date hereof and (y) the number and type of shares of capital stock of, or other equity or voting interests in, such Subsidiary that, as of the date hereof, are owned, directly or indirectly, by the Company. All the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company have been duly authorized, validly issued and are fully paid and nonassessable and free of preemptive rights and are owned, directly or indirectly, by the Company free and clear of all Liens (other than Permitted Liens). Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interests in, any Person.
Section 3.02 Capital Structure.
(a) Capital Stock. The authorized capital stock of the Company consists of: (i) One Hundred Fifty Million (150,000,000) Shares and (ii) One Million (1,000,000) shares of preferred stock, par value $0.0001 per share, of the Company (the “Company Preferred Stock”). As of the date of this Agreement, (x) 37,224,215 Shares were issued and outstanding, (y) no Shares were issued and held by the Company in its treasury and (z) no shares of Company Preferred Stock were issued and outstanding or held by the Company in its treasury. All of the outstanding shares of capital stock of the Company are, and all shares of capital stock of the Company which may be issued as expressly contemplated or permitted by this Agreement will be, when issued, duly authorized and validly issued, fully paid and non-assessable. No Subsidiary of the Company owns any Shares.

(b) Stock Awards.
(i) As of the date of this Agreement, an aggregate of 3,115,590 Shares (x) were subject to issuance pursuant to Company Stock Options or (y) constitute Company Stock Awards granted under the Company’s 2007 Equity Incentive Plan (the awards or other applicable agreements entered into thereunder, in each case as amended, are collectively referred to herein as the “Company Stock Plan”). Section 3.02(b)(i) of the Company Disclosure Schedule sets forth as of the close of business on December 23, 2010 a list of each outstanding Company Equity Award granted under the Company Stock Plan and (A) the name of the holder of such Company Equity Award, (B) the number of Shares subject to such outstanding Company Equity Award, (C) the exercise price, purchase price or similar pricing of such Company Equity Award, (D) the date on which such Company Equity Award was granted or issued, (E) the applicable vesting schedule, and the extent to which such Company Equity Award is vested and exercisable as of the date hereof, and (F) with respect to Company Stock Options, the date on which such Company Stock Option expires.
(ii) Except for the Company Stock Plans and as set forth in Section 3.02(b)(ii) of the Company Disclosure Schedule, as of the date hereof, there are no (w) Contracts to which the Company is a party obligating the Company to accelerate the vesting of any Company Equity Award as a result of the transactions contemplated by this Agreement (whether alone or upon the occurrence of any additional or subsequent events), (x) outstanding securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock of the Company, (y) outstanding options, warrants or other agreements or commitments to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue shares of capital stock of (or securities convertible into or exchangeable for shares of capital stock of) the Company or (z) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock of the Company, in each case that have been issued by the Company or its Subsidiaries (the items in clauses (x), (y) and (z), together with the capital stock of the Company, being referred to collectively as “Company Securities”). There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the Company’s stockholders may vote.
(iii) Except as set forth in Section 3.02(b)(iii) of the Company Disclosure Schedule, there are no outstanding Contracts requiring the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities or Company Subsidiary Securities, and neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to any Company Securities or Company Subsidiary Securities.

(c) Company Subsidiary Securities. Except as set forth in Section 3.02(c) of the Company Disclosure Schedule, as of the date hereof, there are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for capital stock, voting securities or other ownership interests in any Subsidiary of the Company, (ii) options, warrants or other agreements or commitments to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any capital stock, voting securities or other ownership interests in (or securities convertible into or exchangeable for capital stock, voting securities or other ownership interests in) any Subsidiary of the Company, or (iii) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of, or other ownership interests in, any Subsidiary of the Company, in each case that have been issued by a Subsidiary of the Company (the items in clauses (i), (ii) and (iii), together with the capital stock, voting securities or other ownership interests of such Subsidiaries, being referred to collectively as “Company Subsidiary Securities”).
Section 3.03 Authority; Non-contravention; Governmental Consents; Etc.
(a) Authority. The Company has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to, in the case of the consummation of the Merger, adoption of this Agreement by the Requisite Company Vote, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby has been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject to, in the case of consummation of the Merger, adoption of this Agreement by the Requisite Company Vote. The affirmative vote or consent of the holders of a majority of the outstanding Shares to adopt this Agreement (the “Requisite Company Vote”) is the only vote or consent of the holders of any class or series of the Company’s capital stock necessary to adopt this Agreement and consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Laws affecting creditors rights generally and by general principles of equity.
(b) Non-contravention. Except as set forth on Schedule 3.03(b) of the Company Disclosure Schedule, the execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated by this Agreement, including the Merger, do not and will not: (i) contravene or conflict with, or result in any violation or breach of, the Charter Documents of the Company or any of its Subsidiaries; (ii) subject to compliance with the requirements set forth in clauses (i) through (v) of Section 3.03(c) and, in the case of the consummation of the Merger, obtaining the Requisite Company Vote, conflict with or violate any Law applicable to the Company, any of its Subsidiaries or any of their respective properties or assets; (iii) result in any breach of or constitute a default under (or an event which with notice or lapse of time would become a default), or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration, vesting or cancellation, right to receive any payment or require any Consent under, any Customer Contract, Company Material Contract or Material Lease to which the Company or any of its Subsidiaries is a party or otherwise bound as of the date hereof; or (iv) result in the creation of a Lien (other than Permitted Liens) on any of the properties or assets of the Company or any of its Subsidiaries, except, in the case of each of clauses (ii), (iii) and (iv), for any conflicts, violations, breaches, defaults, alterations, terminations, amendments, accelerations, cancellations or Liens, or where the failure to obtain any Consents, in each case, would not, individually or in the aggregate, be material to the Company and its Subsidiaries (taken as a whole).

(c) Governmental Consents. No consent, approval, permit, order or authorization of, or registration, declaration or filing with, or notice to (any of the foregoing being a “Consent”), any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, arbitrator, administrative agency or commission or other governmental authority, or any quasi-governmental or private body exercising any regulatory or other governmental or quasi-governmental authority (a “Governmental Entity”) is required to be obtained or made by the Company in connection with the execution, delivery and performance by the Company of this Agreement or the consummation by the Company of the Merger and other transactions contemplated hereby, except for: (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) the filing of a definitive information statement with respect to the Requisite Company Vote (along with any amendments and supplements thereto, the “Information Statement”), with the SEC in accordance with the Exchange Act, and such reports under the Exchange Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement; (iii) such Consents as may be required under (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or (B) any other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or creation or strengthening of a dominant position through merger or acquisition (“Foreign Antitrust Laws” and, together with the HSR Act, the “Antitrust Laws”), in any case that are applicable to the transactions contemplated by this Agreement; (iv) such Consents as may be required under applicable state securities or “blue sky” Laws and the securities Laws of any foreign country; (v) the other Consents of Governmental Entities listed in Section 3.03(c) of the Company Disclosure Schedule; and (vi) such other Consents of Governmental Entities which if not obtained or made would (x) not prevent, materially delay or materially impede the Closing, and (y) not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect.
(d) Board Approval. The Company’s Board of Directors, acting upon the recommendation of the Transaction Committee, by resolutions duly adopted by unanimous vote at a meeting of all directors of the Company duly called and held and, as of the date hereof, not subsequently rescinded or modified in any way, has, as of the date hereof (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company’s stockholders, (ii) approved and declared advisable the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement and the transactions contemplated by this Agreement, including the Merger, in accordance with the DGCL, (iii) directed that the “agreement of merger” contained in this Agreement be submitted to Company’s stockholders for adoption, and (iv) resolved to recommend that Company stockholders adopt the “agreement of merger” set forth in this Agreement (collectively, the “Company’s Board of Directors Recommendation”) and directed that such matter be submitted for consideration of the stockholders of the Company.

(e) Transaction Committee. The Transaction Committee is composed solely of Disinterested Directors. The Transaction Committee has (i) unanimously determined that this Agreement and the transactions provided for herein, including the Merger, are fair to and in the best interest of the Company and the holders of Company Common Stock, and (ii) unanimously recommended to the Company’s Board of Directors that the Company adopt this Agreement and the transactions contemplated hereby, including the Merger, which determination and recommendation have not been subsequently withdrawn or modified in a manner adverse to Parent.
(f) Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar antitakeover statute or regulation (including Section 203 of the DGCL) enacted under any federal, state, local or foreign laws applicable to the Company is applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement. The Company’s Board of Directors has taken all actions so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in such Section 203) will not apply to the execution, delivery or performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby.
(g) Opinions of Financial Advisor. Prior to the execution of this Agreement, the Board of Directors of the Company has received the opinion of the Company Financial Advisor dated the date of this Agreement, to the effect that, as of such date, the Merger Consideration is fair, from a financial point of view, to the holders of shares of Company Common Stock. A true and complete copy of such opinion will be delivered to Parent solely for informational purposes promptly after the date hereof. The Company has obtained the authorization of the Company Financial Advisor to include a copy of such opinion in the Information Statement. As of the date of this Agreement, such opinion has not been withdrawn, revoked, waived, amended, modified or supplemented in any respect.
(h) Information Statement. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Information Statement will, at the date it is first mailed to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Information Statement will, at the time it is mailed to stockholders of the Company, comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to the statements made or incorporated by reference therein supplied by Parent, Merger Sub or their Representatives expressly for inclusion or incorporation by reference in the Information Statement.

Section 3.04 SEC Filings; Financial Statements.
(a) SEC Filings. The Company has filed with or furnished to, as applicable, the SEC all registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished by it with the SEC since December 14, 2007 (the “Company SEC Documents”). The Company has made available to Parent all such Company SEC Documents that it has so filed or furnished prior to the date hereof. As of their respective filing dates (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), each of the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, “SOX”) and the Exchange Act, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents and did not, at the time it was filed (or, if amended, at the time (and taking into account the content of such amendment), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company has made available to Parent correct and complete copies of all material correspondence between the SEC, on the one hand, and the Company and any of its Subsidiaries, on the other hand, occurring since December 14, 2007 and prior to the date hereof. As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company SEC Documents. To the Knowledge of the Company, as of the date hereof, none of the Company SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation. None of the Company’s Subsidiaries is required to file or furnish any forms, reports or other documents with the SEC.
(b) Financial Statements. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates; (ii) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q); and (iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries at the respective dates thereof and the consolidated results of the Company’s operations and cash flows for the periods indicated therein, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by GAAP and the applicable rules and regulations of the SEC. As of the date hereof, Ernst & Young LLP has not resigned or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(c) Off-balance Sheet Arrangements. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Documents.
(d) Internal Controls.
(i) The Company and each of its Subsidiaries has established and maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance (1) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (2) that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with authorizations of management and the Company’s Board of Directors, and (3) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and its Subsidiaries’ assets that could have a material effect on the Company’s financial statements.
(ii) The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports. The Company’s executive management has certified that it has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, to the Company’s auditors and the audit committee of the Company’s Board of Directors and on Section 3.04(d) of the Company Disclosure Schedule (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that could adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in Public Company Accounting Oversight Board Auditing Standard 2, as in effect on the date of this Agreement.
(iii) Since the enactment of SOX, neither the Company nor any of its Subsidiaries has made any prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or any of its Subsidiaries. There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

(e) No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any Liabilities of the type required to be reflected on a balance sheet prepared in accordance with GAAP except for Liabilities that (i) are reflected or recorded on the Company’s unaudited balance sheet dated as of September 30, 2010 (including in the notes thereto but only to the extent it is reasonably apparent that the disclosure in such notes is of a Liability required to be reflected on a balance sheet prepared in accordance with GAAP) contained in the Company SEC Documents, (ii) were incurred since the date of the Company’s unaudited balance sheet dated as of September 30, 2010 in the ordinary course of business consistent with past practice, or (iii) were incurred in connection with the transactions contemplated by this Agreement.
(f) Accounts Receivable. All accounts receivable of the Company and its Subsidiaries reflected or recorded on the Company’s unaudited balance sheet dated as of September 30, 2010 contained in the Company SEC Documents are valid receivables subject to no setoffs or counterclaims (except for customer deposits and deferred revenue payments from customers as reflected on such balance sheet or as otherwise reserved for on such balance sheet and for offsetting invoices between the Company’s customers which are also the Company’s suppliers), and to the Knowledge of the Company, are collectible in the ordinary course of business consistent with past practice (except as reserved for on such balance sheet).
Section 3.05 Absence of Certain Changes or Event. Except as set forth in Section 3.05 of the Company Disclosure Schedule or in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the business of the Company and each of its Subsidiaries has been conducted in the ordinary course of business and there has not been or occurred (a) since December 31, 2009, (i) any Company Material Adverse Effect or any event, condition, change or effect that would reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect; or (ii) any event, condition, action or effect that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.01, and (b) since September 30, 2009, any material change to the cash management practices of the Company or any of its Subsidiaries (including the payment timing and discounting practices with respect to accounts payable and accounts receivable of the Company and its Subsidiaries) except as is consistent with the Company’s and its Subsidiaries’ past practice in the ordinary course of business.
Section 3.06 Taxes.
(a) Tax Returns and Payment of Taxes. The Company and each of its Subsidiaries have duly and timely filed or caused to be filed (taking into account any valid extensions) all income Tax Returns and all other material Tax Returns required to be filed by them. Such Tax Returns are true, complete and correct in all material respects. All material Taxes due and owing by the Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid or, where payment is not yet due, the Company has made an adequate provision for such Taxes in the Company’s financial statements (in accordance with GAAP). The Company’s most recent financial statements reflect an adequate reserve (in accordance with GAAP) for all material Taxes payable by the Company and its Subsidiaries through the date of such financial statements. Neither the Company nor any of its Subsidiaries has incurred any material Liability for Taxes since the date of the Company’s most recent financial statements outside the ordinary course of business or otherwise inconsistent with past practice.

(b) Availability of Tax Returns. The Company has made available to Parent copies of all federal, state, local and foreign income, franchise and other material Tax Returns filed by or on behalf of the Company or its Subsidiaries for any Tax period ending after December 31, 2006.
(c) Liens. There are no material Liens for Taxes upon the assets of the Company or any of its Subsidiaries other than for current Taxes not yet due and payable and for which adequate reserves in accordance with GAAP have been made in the Company’s financial statements.
(d) Tax Deficiencies and Audits. No material deficiency for any Taxes which has been proposed, asserted or assessed in writing by any taxing authority against the Company or any of its Subsidiaries remains unpaid. There are no material waivers or extensions of any statute of limitations currently in effect with respect to Taxes of the Company or any of its Subsidiaries. Except as set forth on Section 3.06(d) of the Company Disclosure Schedule, there are no material audits, suits, proceedings, investigations, claims, examinations or other administrative or judicial proceedings ongoing or pending with respect to any Taxes of the Company or any of its Subsidiaries.
(e) Withholding. All material Taxes that the Company or any of its Subsidiaries is obligated to withhold from amounts paid or owing to any employee, creditor or third-party have been fully paid or properly accrued.
(f) Tax Sharing. Neither the Company nor any of its Subsidiaries (i) is a party to or bound by, or has any Liability under any Tax allocation, sharing or similar agreement or arrangement, (ii) has been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which was the Company) or (iii) has any Liability for Taxes of any Person (other than the Company or its Subsidiaries) under Section 1.1502-6 of the Treasury Regulations under the Code, as a transferee or successor, by Contract or otherwise. Neither the Company nor any of its Subsidiaries is, or at any time has been, subject to (i) the dual consolidated loss provisions of Section 1503(d) of the Code, (ii) the overall foreign loss provisions of Section 904(f) of the Code or (iii) the recharacterization provisions of Section 952(c)(2) of the Code.
(g) Items of Income and Deduction. Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received on or prior to the Closing Date or (v) any amount reported pursuant to Section 108(i) of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) for any taxable period ending on or prior to the Closing Date.

(h) USRPHC. Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(i) Section 355. Neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code during the three (3) years ending on the date of this Agreement.
(j) Independent Contractors and Employees. Any person classified or treated by the Company or any of its Subsidiaries as an employee or as an independent contractor for any Tax purpose or as to any payment, for any period, was properly so classified and treated for the applicable Tax purpose or payment and the applicable period.
(k) Jurisdictions. No claim has ever been made by a taxing authority in a jurisdiction where the Company of any of its Subsidiaries does not file a Tax Return that the Company or any of its Subsidiaries is or may be subject to taxation in that jurisdiction.
(l) Reportable and Listed Transactions. Neither the Company nor any of its Subsidiaries has engaged in a transaction that is, or is substantially similar to, a listed transaction or a reportable transaction, a principal purpose of which was Tax avoidance, within the meaning of Sections 6011, 6111 and 6112 of the Code.
(m) Entity Classification. Section 3.06(m) of the Company Disclosure Schedule lists the entity classification (i.e., disregarded entity, partnership or association taxable as a corporation) for U.S. federal income tax purposes of each of the Company’s Subsidiaries. Except as provided on Section 3.06(m) of the Company Disclosure Schedule, each such Subsidiary has had such classification at all times since its formation.
(n) Changes. Since December 31, 2007, neither the Company nor any of its Subsidiaries has made, changed or revoked any election relating to Taxes, changed any annual accounting period, adopted or changed any accounting method, entered into any closing agreement relating to Taxes, settled any Tax claim or assessment, surrendered any right to claim a refund of Taxes, or consented to any extension or waiver of the statute of limitations applicable to any Tax claim or assessment.
(o) Foreign Subsidiaries. None of the Foreign Subsidiaries has, or at any time has had, an investment in “United States property” within the meaning of Section 956(b) of the Code. None of the Foreign Subsidiaries is, or at any time has been, a passive foreign investment company within the meaning of Section 1297 of the Code (a “PFIC”), and neither the Company nor any of its Subsidiaries is a shareholder, directly or indirectly in a PFIC. None of the Foreign Subsidiaries is, or at any time has been, engaged in the conduct of a trade or business within the United States within the meaning of Section 864(b) or Section 882(a) of the Code, or treated as or considered to be so engaged under Section 882(d) or Section 897 of the Code or otherwise.

(p) Tax Rulings. Neither the Company nor any of its Subsidiaries has requested or is the subject of or bound by any private letter ruling, technical advice memorandum or similar ruling or memorandum with any taxing authority with respect to any Taxes, nor is any such request outstanding.
(q) Code Sections 280G, 162(m) and 409A. Except as set forth in Section 3.06(q) of the Company Disclosure Schedule, no amount that could be received (whether in cash or property or the vesting of property) as a result of the consummation of the transactions contemplated by this Agreement by any employee, officer, director, manager, equityholder or other service provider of the Company or any of its Subsidiaries under any Company Employee Plan or otherwise would not be deductible by reason of Sections 280G or 162(m) of the Code or would be subject to an excise tax under Section 4999 of the Code. Neither the Company nor any of its Subsidiaries has any indemnity obligation on or after the Effective Time for any Taxes imposed under Section 4999 or 409A of the Code.
Section 3.07 Intellectual Property.
(a) Certain Owned Company IP. Section 3.07(a) of the Company Disclosure Schedule contains a list, as of the date hereof, of the following Owned Company IP: (i) all registered or applied for Trademarks and material unregistered Trademarks; (ii) all Patents; (iii) all registered or applied for Copyrights; and (iv) all material Software owned or used by the Company and each of its Subsidiaries (excluding any off-the-shelf shrinkwrap, clickwrap or similar commercially available non-custom Software with a replacement cost and/or annual license fee of less than $100,000).
(b) Good Standing. Except as would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and each of its Subsidiaries has made all prosecution and maintenance payments and all filings currently due or required to be filed (extensions or grace periods not being available), to prosecute and maintain each item of registered, issued and applied for Owned Company IP; (ii) the Company and each of its Subsidiaries has taken appropriate steps to ensure compliance with all applicable Laws and regulations relating to patent marking requirements with respect to all such Owned Company IP; (iii) all such Owned Company IP is duly registered, issued and/or filed in the name of the Company or one of its Subsidiaries, as applicable; and (iv) all registrations, issuance and applications of Owned Company IP are currently in good standing and the chain of title for such Owned Company IP is correct, contains no gaps, and has been recorded with the applicable Governmental Entity, including the U.S. Patent and Trademark Office and the U.S. Copyright Office.
(c) Enforceability. The Company’s and its Subsidiaries’ right, title and interest in and to all Intellectual Property purported to be owned by them is valid, subsisting and enforceable, except where the failure to be so valid, subsisting and enforceable would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect. No false allegations of use or other false statements have been made in connection with the filing, prosecution or maintenance of any material Trademarks included in the Owned Company IP and, to the Knowledge of the Company, no false statements have been made in connection with the filing, prosecution or maintenance of any Patents included in the Owned Company IP, except where such allegations or statements would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Company IP Agreements. Section 3.07(d) of the Company Disclosure Schedule contains a list, as of the date hereof, of all Contracts (i) granting to the Company or any of its Subsidiaries a license, covenant not to sue or any other interest in, or any right to use or exploit any Company IP, other than off-the-shelf shrinkwrap, clickwrap or similar commercially available non-custom Software with a replacement cost and/or annual license fee of less than $100,000, or (ii) under which the Company or any of its Subsidiaries has granted to others a license, covenant not to sue or any other interest in, or any right to use or exploit any Owned Company IP (the Contracts in items (i) and (ii) above, collectively “Company IP Agreements”).
(e) No Liens. Except as set forth on Section 3.07(e) of the Company Disclosure Schedule, the Company and its Subsidiaries collectively own all right, title and interest in and to, or have a valid right to use all intellectual property necessary for or used in connection with the current conduct of the Company’s or its Subsidiaries’ business, free and clear of all Liens other than Permitted Liens. Except as set forth on Section 3.07(e) of the Company Disclosure Schedule, no material Intellectual Property is owned by any Person jointly with the Company or its Subsidiaries.
(f) Protection of Trade Secrets. The Company and each of its Subsidiaries has taken all commercially reasonable steps to protect and preserve the secrecy and confidentiality of all Trade Secrets that are included in the Company IP, except where the failure to take such actions would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect.
(g) No Infringement of IP. To the Knowledge of the Company, in the last three (3) years, (i) no Person or any of such Person’s products or services, Intellectual Property or other operation of such Person’s business has infringed upon, violated or misappropriated any Owned Company IP, except where any such infringement, misappropriation or violation would not be, individually or in the aggregate, material to the Company and its Subsidiaries (taken as a whole), and (ii) the Company or any of its Subsidiaries have not infringed upon, violated or misappropriated, and the operation of the Company’s or its Subsidiaries’ businesses as currently conducted does not infringe upon, violate or misappropriate, any Intellectual Property of other Persons.
(h) IP Legal Actions and Orders. Except as set forth in Section 3.07(h) of the Company Disclosure Schedule, in the last three (3) years, there has been no Legal Action pending or, to the Knowledge of the Company, threatened with respect to: (1) any alleged infringement, misappropriation or violation of the Intellectual Property of any Person by the Company or any of its Subsidiaries or any of its or their current products or services or otherwise by the conduct of the Company’s or its Subsidiaries’ businesses; (2) any claim challenging the validity or enforceability of any Owned Company IP, or the ownership by the Company or the respective Subsidiary of such Owned Company IP; or (3) any claim contesting the Company’s or any of its Subsidiaries’ rights with respect to any Licensed Company IP.

(i) Company Systems. The computer systems, including the Software, hardware, networks and interfaces, owned, licensed or leased by the Company or its Subsidiaries (collectively, “Company Systems”) are sufficient for the conduct of their businesses as conducted as of the date hereof in all material respects. In the last twelve (12) months, there have been no failures, breakdowns or continued substandard performance affecting any Company Systems that have caused a material disruption or interruption in or to the conduct of the businesses of the Company or its Subsidiaries.
Section 3.08 Compliance; Permits.
(a) Compliance. The Company and each of its Subsidiaries is, and for the past three (3) years has been, in compliance with all Laws or Orders applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective businesses or properties is bound, except for such non-compliance that would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2009, no Governmental Entity has issued any notice or notification stating that the Company or any of its Subsidiaries is not in compliance with any Law, except where such non-compliance would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect.
(b) Permits. The Company and its Subsidiaries hold, to the extent legally required to operate their respective businesses as such businesses are being operated as of the date hereof, all permits, licenses, clearances, authorizations and approvals from Governmental Entities (collectively, “Permits”), except for any Permits for which the failure to obtain or hold would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.09 Litigation. There is no claim, charge, complaint, action, suit, arbitration, audit, investigation, inquiry, or other proceeding (each, a “Legal Action”), pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets or, to the Knowledge of the Company, any executive officer or director of the Company or any of its Subsidiaries in their capacities as such, in each case by or before any Governmental Entity (or that may come before any Governmental Entity), other than any such Legal Action that, if adversely decided, would not reasonably be likely to have a Company Material Adverse Effect. None of the Company or any of its Subsidiaries is subject to any order, writ, assessment, decision, injunction, decree, ruling or judgment of a Governmental Entity (“Order”), whether temporary, preliminary or permanent, which would reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.10 Brokers’ and Finders’ Fees. Except for fees payable to Jefferies & Company, Inc. (the “Company Financial Advisor”) pursuant to an engagement letter listed in Section 3.10 of the Company Disclosure Schedule, a copy (including any amendments or modification thereto) of which has been provided to Parent, the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or for the reimbursement of expenses or any similar charges in connection with this Agreement or any transaction contemplated hereby.

Section 3.11 Related Party Transactions. Except as set forth in Section 3.11 of the Company Disclosure Schedule and compensation and other employment arrangements entered into by the Company in the ordinary course of business consistent with past practice, no officer or director of the Company or any of its Subsidiaries or any person owning 5% or more of the Shares (or any of such person’s immediate family members or Affiliates or associates) is a party to any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective assets, rights or properties or has any interest in any property owned by the Company or any of its Subsidiaries or has engaged in any transaction with any of the foregoing within the last twelve (12) months. Neither the Company nor any of its Subsidiaries is party to any transaction, or series of related transactions, agreements, arrangements or understandings that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act of 1933, as amended (the “Securities Act”) that have not been disclosed in the Company SEC Documents filed prior to the date hereof.
Section 3.12 Employee Matters.
(a) Employee Plans. Section 3.12(a) of the Company Disclosure Schedule contains an accurate and complete list, as of the date hereof, of each material plan, program, policy, agreement, collective bargaining agreement or other arrangement providing for compensation, severance, deferred compensation, performance awards, stock or stock-related awards, fringe, retirement, death, disability or medical benefits or other employee benefits or remuneration of any kind, including each employment (excluding offer letters providing for annual compensation of less than $175,000 individually), severance, retention, change in control or consulting plan, program, arrangement or agreement, in each case whether written or unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, which is or has been maintained, sponsored, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any current or former employee, consultant or director of the Company or any of its Subsidiaries (each, a “Company Employee”), or with respect to which the Company or any of its Subsidiaries has or may have any material Liability (collectively, the “Company Employee Plans”).
(b) Documents. The Company has made available to Parent copies of (i) all Company Employee Agreements providing for annual compensation in excess of $175,000 individually and all Company Employee Plan documents, if any, in each case that are in effect as of the date hereof, and, to the extent applicable, (ii) all related trust agreements, funding arrangements and insurance contracts, (iii) the most recent determination or opinion letter regarding the tax-qualified status of each Company Employee Plan, (iv) the most recent financial statements for each Company Employee Plan, (v) the Form 5500 Annual Returns/Reports for the most recent plan year for each Company Employee Plan, and (vi) the current summary plan description for each Company Employee Plan.

(c) Employee Plan Compliance, etc. (i) Each Company Employee Plan in the United States has been established and maintained, funded and administered in all material respects in accordance with its terms and in material compliance with applicable Laws, including but not limited to ERISA and the Code and to the Knowledge of the Company, each Company Employee Plan outside of the United States (each, a “Foreign Company Plan”) has been established and maintained, funded and administered in all material respects in accordance with its terms and in material compliance with applicable Laws; (ii) all the Company Employee Plans that are intended to be qualified under Section 401(a) of the Code have received timely determination letters or are covered by timely opinion letters from the IRS and no such determination letter or opinion letter has been revoked nor, to the Knowledge of the Company, has any such revocation been threatened, and nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Employee Plan; (iii) the Company and its Subsidiaries, where applicable, have timely made all contributions and other payments required by and due under the terms of each Company Employee Plan; (iv) except to the extent limited by applicable Law, each Company Employee Plan (other than a Company Employee Plan constituting a Company Employee Agreement) can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without material liability to Parent, the Company or any of its Subsidiaries (other than ordinary administration expenses and in respect of accrued benefits thereunder); (v) there are no audits, inquiries or Legal Actions pending or, to the Knowledge of the Company, threatened by the IRS or the Department of Labor, or any similar Governmental Entity with respect to any Company Employee Plan; and (vi) there are no Legal Actions pending, or, to the Knowledge of the Company, threatened (other than routine claims for benefits) against or relating to any Company Employee Plan. Neither the Company nor any of its Subsidiaries maintains, sponsors, contributes to, or is required to contribute to, or has any material Liability under or with respect to: (i) any defined benefit pension plan (as defined in Section 3(35) of ERISA), whether or not subject to ERISA, or plan subject to Section 412 of the Code or Section 302 of ERISA; (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA); (iii) any “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code); or (iv) any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). Neither the Company nor any of its Subsidiaries has any material Liability by reason of at any time being considered a single employer with any other Person under Section 414 of the Code. To the Knowledge of the Company, there has been no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) for which a statutory or administrative exemption is not in effect or breach of fiduciary duty (as determined under ERISA) with respect to any Company Employee Plan. The Company and its Subsidiaries have complied and are in compliance, in all material respects, with the requirements of COBRA. Neither the Company nor any of its Subsidiaries has any material Liability with respect to the provision of post-employment or post-termination welfare or welfare-type benefits to any Person. Except as set forth in Section 3.12(c) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement would be reasonably expected to (either alone or in combination with another event) result in (i) any payment, compensation or benefit becoming due, or increase in the amount of any payment, compensation or benefit due, to any current or former employee, officer, director or contractor of the Company or any of its Subsidiaries, or (ii) accelerate the time of payment or vesting or result in any funding of any compensation or benefits.

(d) Employment Law Matters. The Company and each of its Subsidiaries: (i) is, and for the past three (3) years has been, in compliance with all applicable Laws and agreements respecting employment, including provisions thereof relating to hiring, employment, termination of employment, plant closing and mass layoff, employment discrimination, harassment, retaliation and reasonable accommodation, collective bargaining, leaves of absence, terms and conditions of employment, wages and hours of work, employee health and safety, leasing and supply of temporary and contingent staff, engagement of independent contractors, including proper classification of same, payroll taxes, and immigration with respect to Company Employees and contingent workers; and (ii) is in compliance with all applicable Laws relating to the relations between it and any labor organization, trade union, work council or other body representing Company Employees, except, in the case of clauses (i) and (ii) immediately above, where the failure to be in compliance with the foregoing would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect.
(e) Labor. Except as set forth on Section 3.12(e) of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries is party to, or subject to, any collective bargaining agreement or other agreement or relationship with any labor organization, work council trade union, or similar employee representative with respect to any of its or their operations. No work stoppage, slowdown, strike, or other material labor dispute involving the Company or any of its Subsidiaries with respect to employees who are employed within the United States is pending, threatened or has occurred in the last two (2) years, and, to the Knowledge of the Company no such dispute with respect to employees who are employed outside the United States is pending, threatened or has occurred in the last two (2) years. To the Knowledge of the Company, there are no ongoing or threatened union organizing or decertification activities involving employees of the Company or any of its Subsidiaries, and no such activities have taken place in the past five (5) years. In the past two (2) years, neither the Company nor any of its Subsidiaries has implemented any employee layoffs that could implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Law (collectively, the “WARN Act”). To the Knowledge of the Company, no officer or key employee of the Company or any of its Subsidiaries has any present intention to terminate his, her or their employment relationship with the Company or such Subsidiary.
Section 3.13 Real Property and Personal Property Matters.
(a) Owned Real Estate. The Company does not own any Real Property.
(b) Leased Real Estate. Except as would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries has good leasehold title to the Leased Real Estate free and clear of any Liens other than Permitted Liens. Section 3.13(b) of the Company Disclosure Schedule sets forth the address of each parcel of Leased Real Estate and a complete and correct list, as of the date hereof, of all Leases, including with respect to each such Lease the date of such Lease and any amendments, extensions, renewals, guaranties and other agreements thereto. Except as would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all Leases are legal, valid and in full force and effect except to the extent they have previously expired or terminated in accordance with their terms, (ii) the Company’s or any of its Subsidiaries’ possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed and, to the Knowledge of the Company, there are no disputes with respect to such Lease, (iii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, no third party, has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a breach of or default under the provisions of any Lease, and (iv) neither the Company nor any Company Subsidiary has collaterally assigned or granted any other security interest in such Lease. Neither the Company nor any of its Subsidiaries has entered into with any other Person (other than another wholly-owned Subsidiary of the Company) any sublease, license or other agreement that relates to the use or occupancy of all or any portion of the Leased Real Estate. The Company has delivered or otherwise made available to Parent copies of all Leases (including all modifications, amendments, supplements, and waivers thereto) pursuant to which the Company or any of its Subsidiaries thereof leases or licenses, as tenant, any Leased Real Estate. Except as would not reasonably be likely to have a Company Material Adverse Effect, all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Leased Real Property are in good condition and repair and sufficient for the operation of the businesses of the Company and its Subsidiaries as currently conducted.
(c) Personal Property. Except as would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries has good title to, or a valid and binding leasehold interest in, all the personal property owned by it, free and clear of all Liens, other than Permitted Liens.
Section 3.14 Environmental Matters. Except for such matters as would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect:
(a) The Company and its Subsidiaries are, and have been, in compliance with all Environmental Laws, which compliance includes the possession, maintenance of, compliance with, or application for, all Permits required under applicable Environmental Laws for the operation of the business of the Company and its Subsidiaries as currently conducted.
(b) Neither the Company nor any of its Subsidiaries has received written notice of and there is no Legal Action pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, alleging any Liability or responsibility under or non-compliance with any Environmental Law or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment or any other remediation or compliance under any Environmental Law. Neither the Company nor any of its Subsidiaries is subject to any Order or written agreement by or with any Governmental Entity or third party imposing any material Liability or obligation with respect to any of the foregoing.

Section 3.15 Health Care Matters.
(a) Neither the Company nor any of its Subsidiaries has engaged in any conduct that is prohibited under, or fails to comply with, the requirements of any applicable Health Care Regulatory Law, except where such non-compliance would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2009, to the Knowledge of the Company, no Governmental Entity has issued any notice or notification asserting that the Company or any of its Subsidiaries, or any Affiliate, director, officer, manager, employee or agent of the Company or any of its Subsidiaries is not in compliance with any applicable Health Care Regulatory Law, except where such non-compliance would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect.
(b) Neither of the Company, any of its Subsidiaries nor, to the Knowledge of the Company, any Affiliate, director, officer, manager, employee or agent of the Company or any of its Subsidiaries that provides services in connection with the operation of the Company’s business has provided billing advice to investigators.
(c) Neither the Company nor its Subsidiaries is a party to any agreement (other than confidentiality agreements) with a clinical trial investigator, co-investigator or sub-investigator. Neither of the Company, any of its Subsidiaries nor, to the Knowledge of the Company, any Affiliate, director, officer, manager, employee or agent of the Company or any of its Subsidiaries have provided or caused a client to provide payments to investigators, co-investigators, sub-investigators, or study subjects in excess of fair market value, as reasonably determined.
(d) The clinical trial services performed by the Company or its Subsidiaries have, as applicable, met, and currently substantially meet, in all material respects the applicable standards established by: (i) the Federal Food, Drug and Cosmetic Act (21 U.S.C. §§ 301 et seq.) and any regulations promulgated thereunder; (ii) the International Conference on Harmonisation (ICH) Consolidated Guidance on Good Clinical Practice E6 and Good Distributions Practices, including any ICH clinical risk management and general principles; (iii) the Protection of Human Subjects and Financial Disclosure requirements of 21 CFR Parts 50 and 54; (iv) the Institutional Review Board requirements found in 45 CFR Part 46; (v) the requirements of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) Privacy Rule as contained in 45 CFR Part 164 (to the extent applicable); (vi) the Electronic Records; Electronic Signatures requirements of 21 CFR Part 11; (vii) the applicable clinical trial protocol; (viii) the Food and Drug Administration’s software validation principles; (ix) all applicable state and foreign privacy Laws; (x) all Laws governing conduct of clinical trials in those jurisdictions where clinical trials are performed; and (xi) any agreement governing the performance of such services.
(e) There are no, and have not been any, inspection observations, warning or untitled letters, notices pursuant to 21 U.S.C. § 305 or similar documents and their foreign, state or local equivalents issued to the Company or its Subsidiaries that assert lack of compliance with any Health Care Regulatory Laws, that to the Company’s Knowledge, have not been fully resolved to the satisfaction of any Governmental Entity.
(f) Neither the Company nor any of its Subsidiaries has used the services of, or made available to its customers the services of, any Person known to be debarred under the provisions of 21 U.S.C. §§ 335a(a) or (b) or known to be excluded from participation in any Federal Health Care Program and the Company and its Subsidiaries screen for debarment and exclusion of each Peron providing services to the Company or any of its Subsidiaries or made available to the Company’s or any of its Subsidiaries’ customers. Neither the Company, nor any of its Subsidiaries, officers, employees, or agents, has ever been convicted of any crime or, to the Company’s Knowledge, engaged in any conduct for which debarment is mandated or authorized under 21 U.S.C. §§ 335a(a) or (b).

(g) Since November 1, 2005, the Company has received no written notice claiming that a clinical trial with respect to which the Company provided services was closed or suspended as a result of any action or failure to act on the part of the Company or any of its Subsidiaries in material contravention of the relevant Contract or applicable Law. Section 3.15(f) of the Company Disclosure Schedule contains a true and complete list of all clinical trials, and the associated countries, for which the Company or any of its Subsidiaries are or were the legal representative for purposes of the EU Clinical Trials Directive 2001/20/EC.
(h) The representations and warranties contained in Section 3.09 and this Section 3.15 are the only warranties and representations made by the Company with respect to health care matters.
Section 3.16 Material Contracts.
(a) Material Contracts. For purposes of this Agreement, “Company Material Contract” shall mean the following to which the Company or any of its Subsidiaries is a party or any of the respective assets are bound (excluding any Leases), in each case that are still in effect:
(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act), whether or not filed by the Company with the SEC;
(ii) any employment or consulting Contract (in each case with respect to which the Company or any of its Subsidiaries has continuing obligations as of the date hereof) with any current or former (x) executive officer of the Company or any of its Subsidiaries, (y) member of the Company’s Board of Directors, or (z) employee of the Company or any of its wholly-owned Subsidiaries or any other individual person providing for an annual base salary in excess of $175,000;
(iii) any Contract providing for indemnification or any guaranty by the Company or any Subsidiary thereof, in each case that is material to the Company and its Subsidiaries, taken as a whole, other than (x) any guaranty by the Company or a Subsidiary thereof of any of the obligations of (A) the Company or another wholly-owned Subsidiary thereof or (B) any Subsidiary (other than a wholly-owned Subsidiary) of the Company that was entered into in the ordinary course of business consistent with past practices pursuant to or in connection with a customer Contract, or (y) any Contract providing for indemnification of customers or other Persons pursuant to Contracts entered into in the ordinary course of business consistent with past practice;
(iv) any Contract that purports to limit in any material respect the right of the Company or any of its Subsidiaries (or, at any time after the consummation of the Merger, Parent or any of its Subsidiaries) (w) to engage in any line of business, (x) to compete with any Person or operate in any geographical location, (y) could require the disposition of any material assets or line of business of the Company or any of its Subsidiaries (or, after the Effective Time, Parent, the Surviving Corporation, or their respective Subsidiaries), or (z) prohibits or limits the right of the Company or any of its Subsidiaries to make, sell or distribute any products or services or use, transfer, license, distribute or enforce any of their respective Intellectual Property rights;

(v) any Contract relating to the disposition or acquisition, directly or indirectly (by merger or otherwise), by the Company or any of its Subsidiaries after the date of this Agreement of assets with a fair market value in excess of $500,000;
(vi) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts, in each case relating to indebtedness for borrowed money or deferred payment, whether as borrower or lender, in each case in excess of $250,000, other than loans to direct or indirect wholly-owned Subsidiaries of the Company;
(vii) any other Contract under which the Company or any of its Subsidiaries is obligated to make payment or incur costs in excess of $500,000 in any year;
(viii) any settlement, conciliation, or similar Contract with any Governmental Entity or pursuant to which the Company or any of its Subsidiaries is obligated to pay after the date of this Agreement consideration in excess of $250,000;
(ix) any Company IP Agreement;
(x) relates to any acquisition by the Company or its Subsidiaries pursuant to which the Company or any of its Subsidiaries has continuing indemnification, “earn-out” or other contingent payment or guarantee obligations, in each case, that could result in payments in excess of $150,000 in the aggregate;
(xi) relates to a joint venture, partnership, limited liability or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture that is material to the business of the Company and the Subsidiaries, taken as a whole, or in which the Company or one if its Subsidiaries owns more than a 15% voting or economic interest or any obligation of more than $250,000 in the aggregate;
(xii) contains any covenant granting “most favored nation” status for any party thereto;
(xiii) contains a standstill or similar agreement pursuant to which one party has agreed not to acquire assets or securities of the Company or any of its Affiliates, except for any such Contract that was (x) distributed by the Company Financial Advisor and (y) executed by the Company;
(xiv) any Contract providing for indemnification by the Company or any of its Subsidiaries of any Person, except for any such Contract that is (x) not material to the Company or any of its Subsidiaries and (y) entered into in the ordinary course of business consistent with past practice;

(xv) any Contract that contains a put, call or similar right pursuant to which the Company or any Company Subsidiary could be required to purchase or sell, as applicable, any assets that have a fair market value or purchase price of more than $50,000 in the aggregate; or
(xvi) involves any exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract, or any other interest-rate, commodity price, equity value or foreign currency protection contract.
(b) Schedule of Material Contracts; Documents. Section 3.16(b) of the Company Disclosure Schedule sets forth a list as of the date hereof of all Company Material Contracts. The Company has made available to Parent copies of all Company Material Contracts, including any amendments, modifications or supplements thereto.
(c) No Breach. (i) The Company Material Contracts are valid and binding on the Company or its applicable Subsidiary, enforceable against it in accordance with its terms, and are in full force and effect, (ii) neither the Company nor any of its Subsidiaries and, to the Company’s Knowledge, no counterparty, is or is alleged to be in material breach or material violation of, or material default under, any Company Material Contract or Customer Contract, and (iii) the Company has not received any notice from any other party to any Company Material Contract, and otherwise has no Knowledge that such counterparty intends to terminate, or not renew any Company Material Contract, or is seeking the renegotiation thereof in any material respect or substitute performance thereunder in any material respect.
Section 3.17 Insurance. The Company and its Subsidiaries maintain insurance in such amounts and scope consistent with customary industry practice and sufficient to comply with applicable Law. Except as would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all material insurance policies covering the Company and its Subsidiaries and their respective assets, properties and operations (the “Policies”) provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law, and (b) all of the Policies are in full force and effect and all premiums due and payable thereon from the Company or its Subsidiaries have been paid in full. To the Knowledge of the Company, no insurance broker or carrier for the Policies has delivered a notice that such broker or carrier for the Policies will not be willing or able to renew its existing coverage in any material respects under the Policies with respect to the Company and its Subsidiaries and their respective assets, properties and operations.
Section 3.18 Customers. Section 3.18 of the Company Disclosure Schedule sets forth a true and accurate list of the (i) names of the top fifteen customers of the Company (on a consolidated basis) (by dollar volume of sales to such customers), for fiscal year 2009 and the nine-month period ended September 30, 2010, and (ii) the primary operative Contract with such customers (each a “Customer Contract”). Except as set forth on Section 3.18 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received any written notice, and to the Company’s Knowledge, the Company and its Subsidiaries have not received any oral notice, from any such customer to the effect that such customer will stop, materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to, buying, materials, products or services from the Company or any of its Subsidiaries (whether as a result of the consummation of the transactions contemplated hereby or otherwise).

Section 3.19 FCPA. None of the Company, any Subsidiary of the Company or, to the Company’s Knowledge, any directors or officers, agents or employees of the Company or any Subsidiary of the Company has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended (“FCPA”) as if FCPA applied to any of such Persons; or (c) made any payment in the nature of criminal bribery.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:
Section 4.01 Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation.
Section 4.02 Authority; Non-contravention; Governmental Consents.
(a) Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub (other than the adoption of this Agreement by Parent as the sole stockholder of Merger Sub) are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only to the filing of the Certificate of Merger pursuant to the DGCL. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due execution and delivery by the Company, constitutes the valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Laws affecting creditors rights generally and by general principles of equity.
(b) Non-contravention. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, do not and will not: (i) contravene or conflict with, or result in any violation or breach of, the certificate of incorporation or by-laws of Parent or Merger Sub; (ii) subject to compliance with the requirements set forth in clauses (1)-(4) of Section 4.02(c), conflict with or violate any Law applicable to Parent or Merger Sub or any of their respective properties or assets; (iii) result in any breach of or constitute a default under (or an event which with notice or lapse of time would become a default), or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration, vesting or cancellation, right to receive any payment or require any Consent under any Contract to which Parent or its Subsidiaries, including Merger Sub, are a party or otherwise bound; or (iv) result in the creation of any Lien (other than Permitted Liens) on any of the properties or assets of Parent or Merger Sub, except, in the case of each of clauses (ii), (iii) and (iv), for any conflicts, violations, breaches, defaults, terminations, amendments, accelerations, cancellations or Liens, or where the failure to obtain any Consents, in each case, would not result in, individually or in the aggregate, a material adverse effect on Parent’s and Merger Sub’s ability to consummate the transactions contemplated by this Agreement.
(c) Governmental Consents. No Consent of any Governmental Entity or third-party is required to be obtained or made by Parent or Merger Sub in connection with the execution, delivery and performance by Parent and Merger Sub of this Agreement or the consummation by Parent and Merger Sub of the Merger and other transactions contemplated hereby, except for: (1) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company and/or Parent are qualified to do business; (2) the filing of the Information Statement with the SEC in accordance with the Exchange Act in connection with the Merger, and such reports under the Exchange Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement; (3) such Consents as may be required under Antitrust Laws, in any case that are applicable to the transactions contemplated by this Agreement; (4) such Consents as may be required under applicable state securities or “blue sky” laws and the securities Laws of any foreign country; and (5) such other Consents which if not obtained or made would not, individually or in the aggregate, result in a material adverse effect on Parent’s and Merger Sub’s ability to consummate the transactions contemplated by this Agreement.
Section 4.03 Information Statement. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Information Statement will, at the date it is first mailed to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to the statements made or incorporated by reference therein supplied by the Company or its Representatives expressly for inclusion or incorporation by reference in the Information Statement.
Section 4.04 Financial Capability.
(a) Parent has delivered to the Company a complete and correct copy of the executed equity commitment letter from Guarantor pursuant to which, and subject to the terms and conditions of which, Guarantor has agreed to provide equity financing (the “Equity Financing”) to Parent in connection with the transactions contemplated by this Agreement (the “Equity Commitment Letter”). The Equity Commitment Letter is in full force and effect as of the date hereof. The aggregate proceeds contemplated by the Equity Commitment Letter shall be sufficient to enable Parent and the Surviving Corporation to pay the aggregate Merger Consideration, aggregate Company Stock Option Consideration, aggregate Company Stock Award Consideration, and satisfy all other obligations provided for in, and necessary to, consummate the transactions contemplated by this Agreement. The Equity Commitment Letter provides, and will continue to provide, that the Company is a third party beneficiary thereof and is entitled to enforce such agreement, subject to the terms and conditions set forth therein.

(b) As of the date of this Agreement, no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default), on the part of Parent under the Equity Commitment Letter or, to the knowledge of Parent, any other party to the Equity Commitment Letter.
Section 4.05 Legal Proceedings. As of the date hereof, there is no pending, or to the knowledge of Parent, threatened, Legal Action against Parent or any of its Subsidiaries, including Merger Sub, nor or any of their respective properties or assets or, to the knowledge of Parent, any executive officer or director of Parent or Merger Sub in their capacities as such, in each case by or before any Governmental Entity (or that may come before any Governmental Entity) that, if adversely decided, would result in a material adverse effect on Parent’s and Merger Sub’s ability to consummate the transactions contemplated by this Agreement. None of Parent or Merger Sub is subject to any Order, whether temporary, preliminary or permanent, which would result in a material adverse effect on Parent’s and Merger Sub’s ability to consummate the transactions contemplated by this Agreement.
Section 4.06 Ownership of Company Common Stock. Neither Parent nor any of its Affiliates beneficially owns (as defined in Rule 13d-3 of the Exchange Act) any Shares.
Section 4.07 Guarantee. Concurrently with the execution of this Agreement, Parent has delivered to the Company the duly executed Guarantee.
Section 4.08 Interested Holder. Neither Parent or Merger Sub are an “interested stockholder” of the Company as that term is defined in Section 203 of the DGCL.
ARTICLE V
COVENANTS
Section 5.01 Conduct of Business of the Company. The Company shall, and shall cause each of its Subsidiaries to, during the period from the date of this Agreement until the Effective Time, except as expressly contemplated by this Agreement or as required by applicable Law or with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed, or denied), conduct its business in the ordinary course of business consistent with past practice, and, to the extent consistent therewith, the Company shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to preserve substantially intact its and its Subsidiaries’ business organization, to keep available the services of its and its Subsidiaries’ current officers and employees, to preserve its and its Subsidiaries’ present relationships with customers, suppliers, distributors, licensors, licensees and other Persons having business relationships with it. Without limiting the generality of the foregoing, during the period from the date of this Agreement until the Effective Time, except as otherwise expressly contemplated by this Agreement or as set forth on Section 5.01 of the Company Disclosure Schedule or as required by applicable Law, the Company shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed, or denied other than with respect to Sections 5.01(b), (c), (g), (j), (m) and (o), for which Parent’s consent shall be given in its sole discretion), directly or indirectly:
(a) amend, supplement, modify or otherwise change or propose to amend, supplement, modify or otherwise change its Charter Documents;

(b) (i) split, subdivide, combine or reclassify any Company Securities or Company Subsidiary Securities, (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any Company Securities or Company Subsidiary Securities (unless the acquisition of such Company Securities is pursuant to an escrow arrangement with a Company Subsidiary existing as of the date of this Agreement and in accordance with the terms thereof), (iii) declare, set aside, establish a record date for or pay any dividend or distribution (whether in cash, stock, property or otherwise) in respect of, or enter into any Contract with respect to the voting of, any shares of its capital stock (other than dividends paid to the Company or any of its Subsidiaries from a direct or indirect wholly-owned Subsidiary of the Company) or (iv) enter into, modify, amend or supplement any Contract relating to any Company Securities;
(c) issue, transfer, sell, pledge, dispose of or encumber any Company Securities or Company Subsidiary Securities or authorize, propose or agree to the issuance, transfer, sale, pledge, disposition or encumbrance of, any Company Securities or Company Subsidiary Securities, other than (i) in accordance with Section 2.07(c) hereof, (ii) the issuance of Shares upon the exercise of any Company Equity Award outstanding as of the date of this Agreement in accordance with its terms, or (iii) the issuance of Shares in respect of other equity compensation awards outstanding under Company Stock Plans as of the date of this Agreement in accordance with their terms;
(d) except as required by applicable Law or by any Company Employee Plan or written Contract that has been disclosed or made available to Parent in effect as of the date of this Agreement and in accordance with the terms thereof, (i) grant or announce any equity or incentive awards or, other than in connection with annual increases of base salary the ordinary course of business consistent with past practice with respect to employees (other than directors and officers), increase the compensation payable or that could become payable by the Company or any of its Subsidiaries to its directors, officers or employees, (ii) enter into any new, or amend in any material respect any existing, employment, severance, consulting, bonus, retention, retirement, change in control or similar agreement with any of its past or present officers or employees, (iii) establish, adopt, enter into, amend, materially increase benefits under or terminate rights under any Company Employee Plans or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Employee Plan if it were in existence as of the date of this Agreement, or make any contribution to any Company Employee Plan, other than contributions required by Law, the terms of such Company Employee Plans as in effect on the date hereof or that are made in the ordinary course of business consistent with past practice, (iv) hire any new employees, unless such hiring is in the ordinary course of business consistent with past practice and is with respect to employees having an annual base salary and incentive compensation opportunity not to exceed $150,000 or (v) pay or agree to pay any pension, retirement allowance, termination or severance pay, bonus or other employee benefit not required by any existing Company Employee Plan in effect on the date of this Agreement to any employee, officer or director of the Company or any of its Subsidiaries, whether past or present;

(e) acquire (whether by merger, consolidation, business combination, recapitalization, sale, liquidation, dissolution, winding-up, spin-off, split-off, share exchange or similar transaction, or by lease, license, long-term supply arrangements or other transaction having the same economic effect as an acquisition), any business or interest in any Person or division thereof or any assets thereof for consideration in excess of $100,000 individually, or $500,000 in the aggregate, or make any loans, advances or capital contributions to or investments in any Person (other than loans, advances or capital contributions to wholly-owned Subsidiaries, fees for services and advancement of reimbursable expenses, in each case in the ordinary course of business consistent with past practice);
(f) (i) transfer, license, sell, lease, abandon, assign or otherwise dispose of any assets of the Company or any of its Subsidiaries (whether by way of merger, consolidation, sale of stock or assets, or otherwise), including the capital stock or other equity interests in any Subsidiary of the Company, provided that the foregoing shall not prohibit the Company and its Subsidiaries from transferring, licensing, selling, leasing or disposing of obsolete equipment in the ordinary course of business consistent with past practice, or (ii) adopt, enter into or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;
(g) repurchase, redeem, defease, cancel, assume, incur or otherwise become responsible for, or acquire or modify the terms of, any indebtedness for borrowed money or guarantee any such indebtedness of another Person, incur any capital lease obligations, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other Contract to maintain any financial statement condition of any other Person (other than any wholly-owned Subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing, other than in connection with the financing of ordinary course trade payables and any payments due or borrowings under the Company’s revolving credit facility in the ordinary course of business consistent with past practice;
(h) (i) other than as consistent with the Company’s past practice and on customary terms and conditions that do not involve an amount in excess of $250,000 individually, enter into or amend or modify in any material respect, or consent to the termination of (other than at its stated expiry date), any Customer Contract, Company Material Contract or any Material Lease or any other Contract or Lease that, if in effect as of the date hereof, would constitute a Customer Contract, Company Material Contract or Material Lease, (ii) waive any material default under, or release, settle or compromise any material claim against the Company or any of its Subsidiaries or any liability or obligation owing to the Company or any of its Subsidiaries under, any Customer Contract, Company Material Contract or any Material Lease or any other Contract or Lease that, if in effect as of the date hereof, would constitute a Customer Contract, Company Material Contract or Material Lease, or (iii) amend or modify in any material respect the engagement letter with the Company Financial Advisor listed in Section 3.10 of the Company Disclosure Schedule;

(i) settle, release, waive or compromise any pending or threatened Legal Action of or against the Company or any of its Subsidiaries for an amount in excess of $100,000 individually or $500,000 in the aggregate, or entailing the incurrence of (x) any obligation or liability of the Company or any of its Subsidiaries in excess of such amounts, or (y) any obligation that would impose any material restrictions on the business or operations of the Company or any of its Subsidiaries;
(j) make any change in any method of financial accounting principles or practices, in each case except for any such change required by a change in GAAP or applicable Law;
(k) (i) settle or compromise any Tax claim, audit or assessment, (ii) make or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, (iii) amend any Tax Returns or file claims for Tax refunds, or (iv) enter into any closing agreement, surrender in writing any right to claim a Tax refund, offset or other reduction in Tax liability or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or its Subsidiaries;
(l) implement any employee layoffs that would implicate the WARN Act;
(m) except in connection with actions permitted by Section 5.05 hereof, take any action to exempt any Person from, or make any acquisition of securities of the Company by any Person not subject to, any state takeover statute or similar statute or regulation that applies to Company with respect to a Takeover Proposal or otherwise, including the restrictions on “business combinations” set forth in Section 203 of the DGCL, except for Parent, Merger Sub or any of their respective Subsidiaries or Affiliates, or the transactions contemplated by this Agreement;
(n) authorize, or make any commitment with respect to, any single capital expenditure in excess of $200,000 or capital expenditures for the Company and its Subsidiaries in excess of $750,000 in the aggregate;
(o) enter into any new line of business outside of its existing business segments;
(p) pay, discharge, settle or satisfy any material Liabilities, other than (i) performance of contractual obligations in accordance with their terms, or (ii) payment, discharge, settlement or satisfaction in the ordinary course of business consistent with past practice;
(q) fail to maintain in full force and effect, let lapse or abandon any material Company IP;
(r) fail to maintain in full force and effect material insurance policies covering the Company and its Subsidiaries and their respective properties, assets and businesses in a form and amount consistent with past practice;

(s) enter into any transaction that would require disclosure on Section 3.11 of the Company Disclosure Schedule;
(t) dismiss the Company’s auditor, unless the Company determines in good faith that there is a business reason for such dismissal and the Company must notify Parent of such proposed dismissal prior to dismissal;
(u) enter into any collective bargaining agreement or other Contract or relationship with any labor organization, work council, trade union or similar employee representative; or
(v) agree, authorize or commit to do any of the foregoing.
Section 5.02 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms of this Agreement, complete control and supervision over their respective businesses, assets, and operations.
Section 5.03 Other Actions. From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with the terms set forth in Article VII, the Company and Parent shall not, and shall not permit any of their respective Subsidiaries to, willfully take, or agree or commit to take, any action intended to prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated by this Agreement.
Section 5.04 Access to Information; Confidentiality.
(a) From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with the terms set forth in Article VII, the Company shall, and shall cause its Subsidiaries to, afford to Parent and Parent’s Representatives (including financing sources and their respective Representatives), upon reasonable prior notice, reasonable access during normal business hours and in a manner as shall not unreasonably interfere with the business or operations of the Company or any Subsidiary thereof, to the officers, employees, accountants, agents, properties, offices and other facilities and to all books, records, contracts and other assets of the Company and its Subsidiaries, and the Company shall, and shall cause its Subsidiaries to, furnish promptly to Parent such other information concerning the business and properties of the Company and its Subsidiaries as Parent may reasonably request from time to time. Neither the Company nor any of its Subsidiaries shall be required to provide access to or disclose information pursuant to this Section 5.04(a) to the extent that the Company has determined in good faith (after consultation with its outside legal counsel) that such access or disclosure would jeopardize the protection of attorney-client privilege or contravene any Law (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention).
(b) Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, dated September 27, 2010, between Parent and the Company (the “Confidentiality Agreement”), which shall survive the termination of this Agreement in accordance with the terms set forth therein.

Section 5.05 No Solicitation.
(a) The Company shall not, and shall cause its Subsidiaries not to, and shall not authorize or permit its and its Subsidiaries’ Affiliates, directors, officers, employees, members, advisors, agents, representatives and investment bankers (with respect to any Person, the foregoing Persons are referred to herein as such Person’s “Representatives”) to, directly or indirectly, solicit, initiate, or knowingly take any action to facilitate or encourage the submission or making of any Takeover Proposal or, subject to Section 5.05(b), (i) conduct or engage in any discussions or negotiations with, disclose any non-public information relating to the Company or any of its Subsidiaries to, afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, any Takeover Proposal, (ii) (A) amend or grant any waiver (except a waiver of the standstill provisions of the Confidentiality Agreement) or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries or (B) approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of the DGCL, or (iii) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Takeover Proposal (each, a “Company Acquisition Agreement”). The Company shall, and shall cause its Subsidiaries to cease immediately and cause to be terminated, and shall not authorize or knowingly permit any of its or their Representatives to continue, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Takeover Proposal. The Company shall deliver a written notice to each such third party to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Takeover Proposal, effective on the date hereof, and the notice shall also request such Person to promptly return or destroy all confidential information concerning the Company and its Subsidiaries, subject to the terms of any confidentiality agreement between the Company and such Person.
(b) Notwithstanding Section 5.05(a), prior to the Fiduciary Date, the Company’s Board of Directors, directly or indirectly through any Representative, may, subject to Section 5.05(c) and Section 5.05(d) (i) participate in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide, unsolicited Takeover Proposal after the date hereof in writing, and (ii) thereafter furnish to such third party non-public information relating to the Company or any of its Subsidiaries pursuant to an executed confidentiality agreement that constitutes an Acceptable Confidentiality Agreement, in a manner consistent with the Company’s past practice in dealing with the disclosure of commercially sensitive non-public information of the Company or any of its Subsidiaries in the context of evaluating Takeover Proposals prior to the date of this Agreement; provided, that the Company will promptly provide, in accordance with the terms of the Confidentiality Agreement, to Parent any non-public information concerning the Company or its Subsidiaries provided to such other Person which was not previously provided to Parent, but in each case referred to in the foregoing clauses (i) and (ii), only if (1) the Company’s Board of Directors determines in good faith (after consultation with its outside legal counsel and financial advisors) that the failure to take such action would be inconsistent with the fiduciary duties of the members of the Board of Directors to the Company’s stockholders under applicable Law, (2) the Company’s Board of Directors determines in good faith (after consultation with its outside legal counsel and financial advisors) that such Takeover Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (3) such Takeover Proposal is not a result of the Company’s or any of its Representative’s breach of Section 5.05(a). Nothing contained herein shall prevent the Company’s Board of Directors from disclosing to the Company’s stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act with regard to a Takeover Proposal, if the Company determines, after consultation with its outside legal counsel, that failure to disclose such position would reasonably be expected to constitute a violation of applicable Law.
(c) From and after the date hereof, the Company shall, within one (1) Business Day notify Parent in writing if the Company or any of its Subsidiaries or Representatives receives any Takeover Proposal or any request to engage in negotiation that could reasonably be expected to result in a Takeover Proposal, in each case, including the identity of the Person making such Takeover Proposal and the material terms and conditions of such Takeover Proposal or potential Takeover Proposal. The Company shall keep Parent reasonably informed on a current and timely basis of any changes to the financial terms, conditions or other material terms of such Takeover Proposal. Without limiting the generality of the foregoing, the Company shall provide to Parent, as soon as practicable and in any event within one (1) Business Day after receipt or delivery thereof, copies of all draft agreements (and any other written material to the extent such written material contains any financial terms, conditions or other material terms of any Takeover Proposal) sent by or provided to the Company, any of its Subsidiaries, or any of its or their Representatives in connection with such Takeover Proposal. The Company shall also promptly notify Parent of any breach, of which the Company has Knowledge, of any existing standstill agreement with any third party by the counterparty thereto, or any request by any third party to waive, release or otherwise exempt such third party under any standstill agreement.
(d) Except as set forth in this Section 5.05(d), the Company’s Board of Directors shall not authorize or enter into (or permit any Subsidiary to enter into) a Company Acquisition Agreement. Notwithstanding the foregoing sentence but subject to compliance with Section 5.05(b) and Section 5.05(c), at anytime prior to the Fiduciary Date, the Company’s Board of Directors may enter into (or permit any Subsidiary to enter into) a Company Acquisition Agreement in respect of a Superior Proposal only if (i) (A) the Company promptly notifies Parent, in writing, at least four (4) Business Days (the “Notice Period”) before authorizing or entering into (or causing or authorizing a Subsidiary to enter into) such Company Acquisition Agreement, of its intention to take such action with respect to a Superior Proposal, which notice shall state expressly that the Company has received a Takeover Proposal that the Company’s Board of Directors intends to declare a Superior Proposal and, absent any change to terms and conditions of this Agreement, that the Company’s Board of Directors intends to authorize the Company to enter into such Company Acquisition Agreement, (B) the Company attaches to such notice the most current version of the proposed Company Acquisition Agreement (which version shall, if amended or revised, be updated on a prompt basis and in any event within twenty-four (24) hours of such amendment or update) and discloses the identity of the third party making such Superior Proposal, and (C) the Company uses (and causes it Subsidiaries to use) its reasonable best efforts to cause its and its Subsidiaries’ Representatives to, during the Notice Period, negotiate with Parent in good faith to make such adjustments in the terms and conditions of this Agreement so that such Takeover Proposal ceases to constitute a Superior Proposal, if Parent, in its discretion, proposes to make such adjustments, and permit Parent and its Representatives, during the Notice Period, to make a presentation to the Company’s Board of Directors regarding this Agreement and any adjustments with respect thereto (to the extent Parent desires to make such presentation); provided, that in the event of any material revisions to the financial terms, conditions or other material terms of the Takeover Proposal that the Company’s Board of Directors has determined to be a Superior Proposal, the Company shall deliver a new written notice to Parent, a new Notice Period shall commence, and the Company and Parent shall comply with the requirements of this Section 5.05(d) with respect to such new written notice; (ii) the Company’s Board of Directors determines in good faith (after consultation with its outside legal counsel and financial advisors) that such Takeover Proposal continues to constitute a Superior Proposal after taking into account any adjustments made by Parent during any applicable Notice Period(s) in the terms and conditions of this Agreement; and (iii) at the time the Company is permitted to terminate, and terminates, this Agreement pursuant to Section 7.04(a), the Company shall pay any amounts due pursuant to Section 7.06(b) hereof in accordance with the terms, and at the times, specified therein.
Section 5.06 Information Statement; Merger Consent.
(a) The Company shall, in accordance with the DGCL and the Company’s Charter Documents, take all action necessary to seek and obtain the Requisite Company Vote by written consent of the stockholders of the Company in the form attached as Exhibit B (the “Merger Consent”) and deliver the Merger Consent to Parent no more than one (1) Business Day after the execution of this Agreement. The Merger Consent shall automatically terminate upon, and be of no further force and effect from and after, any termination of this Agreement. The Company shall comply with the DGCL, the Company’s Charter Documents, and the Exchange Act (including Regulation 14C and Schedule 14C promulgated under the Exchange Act) in connection with the Merger Consent, including (i) preparing and delivering the Information Statement to the Company’s stockholders as required pursuant to the Exchange Act and Section 5.06(b) and providing a description of the appraisal rights of holders of Company Common Stock available under Section 262 of the DGCL, and (ii) giving prompt notice of the taking of the actions described in the Merger Consent in accordance with Section 228 of the DGCL to all holders of Company Common Stock not executing the Merger Consent.
(b) As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and file the Information Statement with the SEC. The Company shall use its reasonable best efforts to respond as promptly as practicable (and after consultation with Parent) to any comments made by the SEC with respect to the Information Statement and to cause the Information Statement to be mailed to the stockholders of the Company as promptly as practicable after confirmation from the SEC that it has no further comments on the Information Statement (or that the Information Statement is otherwise not to be reviewed by the SEC). Parent and Merger Sub shall reasonably cooperate with the Company in the preparation of the Information Statement. Without limiting the generality of the foregoing, each of Parent and Merger Sub will furnish the Company with the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Information Statement. Prior to the filing with the SEC, or the mailing to the Company’s stockholders, of the Information Statement, the Company shall provide Parent with a reasonable opportunity to review and reasonably comment on, and the Company shall consider all reasonable comments proposed by Parent with respect to, the Information Statement. The Company shall notify Parent reasonably promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for any amendments or supplements to the Information Statement. The Company shall provide Parent with a reasonable opportunity to review and reasonably comment on any such comments or requests from the SEC or its staff and the Company shall reasonably consider all comments proposed by Parent in connection with any filings with the SEC or its staff in response thereto, and if required, the Company shall mail to its stockholders, as promptly as reasonably practicable, such amendment or supplement. If required by applicable Law, each of Parent, Merger Sub and the Company agree to correct any information provided by it for use in the Information Statement which shall have become false or misleading and the Company shall promptly prepare and mail to its stockholders an amendment or supplement setting forth such correction.
Section 5.07 Notices of Certain Events. The Company shall notify Parent and Merger Sub in writing, and Parent and Merger Sub shall notify the Company in writing, promptly of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement and the failure to have such consent would have a material adverse effect on the ability of the party receiving such communication to consummate the transactions contemplated by this Agreement, (ii) any material notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement, (iii) any Legal Actions commenced or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries or Parent or its Subsidiaries, as applicable, that are related to the transactions contemplated by this Agreement (“Transaction Litigation”), and (iv) the occurrence or the non-occurrence of any event, condition, change or effect between the date of this Agreement and the Effective Time which causes or is reasonably likely to cause the failure of the conditions set forth in Section 6.02(a), Section 6.02(b) or Section 6.02(c) of this Agreement (in the case of the Company and its Subsidiaries) or Section 6.03(a) or Section 6.03(b) of this Agreement (in the case of Parent and Merger Sub), to be satisfied. The failure to comply with this Section 5.07 will not, in and of itself, constitute the failure of the condition set forth in Section 6.02(b) or Section 6.03(b), as the case may be, unless such failure to comply materially prejudices the other party’s ability to exercise its rights or remedies under this Agreement prior to Closing; provided, however, that the delivery of any notice pursuant to this Section 5.07 shall not cure any breach of any representation, warranty or covenant for any purpose under this Agreement or otherwise limit or affect the remedies available hereunder to any party hereto.
Section 5.08 Transaction Litigation. The Company shall control the defense, settlement and/or prosecution of any Transaction Litigation; provided, that the Company shall keep Parent reasonably informed with respect to the status of such Transaction Litigation and shall reasonably consult with Parent with respect to the defense or settlement of such Transaction Litigation.

Section 5.09 Employees; Benefit Plans.
(a) For a period of not less than one (1) year following the Effective Time, the employees of the Company who remain in the employment of the Surviving Corporation (the “Company Continuing Employees”) shall receive salaries and employee benefits (other than any equity-based benefits) that are substantially comparable, in the aggregate, to similarly-situated employees of the Company immediately prior to the Effective Time.
(b) With respect to any “employee benefit plan” as defined in Section 3(3) of ERISA maintained by Parent or any of its Subsidiaries, excluding both any retiree healthcare plans or programs maintained by Parent or any of its Subsidiaries and any equity compensation arrangement maintained by Parent or any of its Subsidiaries (collectively, “Parent Benefit Plans”) in which any Company Continuing Employees will participate effective as of the Effective Time or later, Parent shall, or shall cause the Surviving Corporation to, recognize all service of the Company Continuing Employees with the Company or any of its Subsidiaries, as the case may be, for vesting and eligibility purposes (but not for (i) purposes of early retirement subsidies under any Parent Benefit Plan that is a defined benefit pension plan or (ii) benefit accrual purposes, except for vacation, if applicable); provided, that such service shall not be recognized to the extent that (x) such recognition would result in a duplication of benefits or (y) such service was not recognized under the corresponding Company Employee Plan.
(c) With respect to any Parent Benefit Plan that is a medical, dental, vision or prescription benefit plan in which any Company Continuing Employees will participate effective in the plan year in which the Closing Date occurs, Parent shall use commercially reasonable efforts to cause the insurer or third-party administrator of such Parent Benefit Plan (i) to waive for the plan year in which the Closing occurs all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Company Continuing Employees to the extent waived or satisfied under the corresponding Company Employee Plan as of the Closing Date, and (ii) to provide each Company Continuing Employee with credit for any co-payments and deductibles paid prior to the Closing Date in the plan year in which the Closing Date occurs for purposes of satisfying any applicable co-payment or deductible requirements under any such Parent Benefit Plan in the plan year in which the Closing Date occurs.
(d) This Section 5.09 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.09, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.09. Nothing contained herein, express or implied (i) shall be construed to establish, amend or modify any benefit or compensation plan, program, agreement or arrangement or (ii) shall alter or limit the ability of the Surviving Corporation, Parent or any of their respective Affiliates to amend, modify or terminate any benefit or compensation plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them. The parties hereto acknowledge and agree that the terms set forth in this Section 5.09 shall not create any right in any Company Employee or any other Person to any continued employment or any term or condition of employment with the Surviving Corporation, Parent or any of their respective Subsidiaries.

(e) With respect to matters described in this Section 5.09, the Company will not send any written notices or other written communication materials to Company Employees without the prior written consent of Parent.
Section 5.10 Directors’ and Officers’ Indemnification and Insurance.
(a) Parent and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation by the Company now existing in favor of each Person who is now, or has been at any time since February 1, 2006 or who becomes prior to the Effective Time an officer or director of the Company and its Subsidiaries (each an “Indemnified Party”) as provided in the Company’s Charter Documents, in each case as in effect on the date of this Agreement, or pursuant to any other Contracts in effect on the date hereof and set forth on Section 5.10 of the Company’s Disclosure Schedule (collectively, the “Indemnification Documents”), shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time and shall survive the Merger and shall remain in full force and effect in accordance with their terms, and, in the event that any proceeding is pending or asserted or any claim made during such period, until the final disposition of such proceeding or claim.
(b) For the greater of six (6) years after the Effective Time or, with respect to any Indemnified Party that is party to an Indemnification Document, the maximum period under which rights to indemnification are provided under such Indemnification Document, to the fullest extent permitted under applicable Law and on the terms and conditions set forth in the applicable Indemnification Document, the Surviving Corporation (the “Indemnifying Party”) shall indemnify, defend and hold harmless each Indemnified Party against all losses, claims, damages, liabilities, fees, expenses, judgments and fines arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Effective Time (including in connection with the transactions contemplated by this Agreement), and shall promptly reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, fees, expenses, judgments and fines as such expenses are incurred, subject to the Surviving Corporation’s receipt of an undertaking by such Indemnified Party to repay such legal and other fees and expenses paid in advance if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified under applicable Law or under the terms and conditions set forth in the applicable Indemnification Document; provided, however, that the Surviving Corporation will not be liable for any settlement effected without the Surviving Corporation’s prior written consent (which consent shall not be unreasonably withheld or delayed).
(c) The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to obtain as of the Effective Time “tail” insurance policies with a claims period of six (6) years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous, in the aggregate, to the directors and officers of the Company and its Subsidiaries, in each case with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the transactions contemplated by this Agreement). The Company shall have a reasonable period of time to review and approve such “tail” insurance policies.

(d) The obligations of Parent and the Surviving Corporation under this Section 5.10 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 5.10 applies without the consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 5.10 applies shall be third party beneficiaries of this Section 5.10, each of whom may enforce the provisions of this Section 5.10), unless such modification is required by applicable Law.
(e) In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations of Parent or the Surviving Corporation, as the case may be, set forth in this Section 5.10. The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 5.10 is not prior to, or in substitution for, any such claims under any such policies.
Section 5.11 Reasonable Best Efforts.
(a) Upon the terms and subject to the conditions set forth in this Agreement (including those contained in this Section 5.11), each of the parties hereto shall, and shall cause its Subsidiaries to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, and to satisfy all conditions within such party’s control to, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) the obtaining of all necessary permits, waivers, consents, approvals and actions or non-actions from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entities, (ii) the obtaining of all necessary material consents or waivers from third parties, and (iii) the execution and delivery of any additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement. Parent will take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to cause Merger Sub to consummate the Merger on the terms and conditions set forth in this Agreement. The Company and Parent shall, subject to applicable Law, promptly (x) cooperate and coordinate with the other in the taking of the actions contemplated by clauses (i), (ii) and (iii) immediately above and (y) supply the other with any information that may be reasonably required in order to effectuate the taking of such actions (provided that each party may, at its discretion, impose reasonable safeguards to prevent the disclosure of competitively-sensitive information of such party to the other party). Each party hereto shall, to the extent permitted by applicable Law, promptly inform the other party or parties hereto, as the case may be, of any communication from any

Governmental Entity regarding any of the transactions contemplated by this Agreement. If the Company or Parent receives a request for additional information or documentary material from any Governmental Entity with respect to the transactions contemplated by this Agreement, then it shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request, and, if permitted by applicable Law and by any applicable Governmental Entity, provide the other party’s counsel with advance notice and the opportunity to attend and participate in any meeting with any Governmental Entity in respect of any filing made thereto in connection with the transactions contemplated by this Agreement. Neither Parent nor the Company shall commit to or agree (or permit their respective Subsidiaries to commit to or agree) with any Governmental Entity to stay, toll or extend any applicable waiting period under the HSR Act or other applicable Antitrust Laws, without the prior written consent of the other (such consent not to be unreasonably withheld or delayed).
(b) Without limiting the generality of the undertakings pursuant to Section 5.11(a) hereof, the parties hereto shall (i) provide or cause to be provided as promptly as reasonably practicable to Governmental Entities with jurisdiction over the Antitrust Laws (each such Governmental Entity, a “Governmental Antitrust Authority”) information and documents requested by any Governmental Antitrust Authority as necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement, including preparing and filing any notification and report form and related material required under the HSR Act and any additional consents and filings under any other Antitrust Laws as promptly as practicable following the date of this Agreement (provided that in the case of the filing under the HSR Act, such filing shall be made within ten (10) Business Days of the date of this Agreement and all filing fees in connection therewith shall be borne solely by Parent) and thereafter to respond as promptly as practicable to any request for additional information or documentary material that may be made under the HSR Act or any other applicable Antitrust Laws and (ii) subject to the terms set forth in Section 5.11(c) hereof, use their reasonable best efforts to take such actions as are necessary or advisable to obtain prompt approval of the consummation of the transactions contemplated by this Agreement by any Governmental Entity or expiration of applicable waiting periods.
(c) In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, the parties shall cooperate in all respects and shall each use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, none of Parent, Merger Sub or any of their Affiliates shall be required to defend, contest or resist any action or proceeding, whether judicial or administrative, or to take any action to have vacated, lifted, reversed or overturned any Order, in connection with the transactions contemplated by this Agreement.

(d) Notwithstanding anything to the contrary set forth in this Agreement, none of Parent, Merger Sub or any of their Subsidiaries shall be required to, and the Company may not, without the prior written consent of Parent, become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to (i) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries or Affiliates, (ii) conduct, restrict, operate, invest or otherwise change the assets, business or portion of business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries or Affiliates in any manner, or (iii) impose any restriction, requirement or limitation on the operation of the business or portion of the business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries or Affiliates.
Section 5.12 Public Announcements. The initial press release with respect to this Agreement and the transactions contemplated hereby shall be in the form attached hereto as Exhibit C (the “Initial Press Release”). From the date hereof and thereafter, each of the Company, Parent and Merger Sub agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld or delayed), except (i) for such release or announcement may be permitted by the last sentence of Section 5.05(b), (ii) if a party hereto determines in good faith (after consultation with its legal counsel) that such release or announcement is required by applicable Law or the rules or regulations of any applicable United States securities exchange or Governmental Entity to which the relevant party is subject, wherever situated, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on such release or announcement in advance of such issuance, or (iii) for the Initial Press Release. If and to the extent that this Section 5.12 conflicts with the Confidentiality Agreement, this Section 5.12 shall control in all respects.
Section 5.13 Takeover Statutes. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Law becomes or is deemed to be applicable to the Company, Parent, Merger Sub, the Merger or any other transaction contemplated by this Agreement, then each of the Company, Parent, Merger Sub, and their respective board of directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover Law inapplicable to the foregoing.

Section 5.14 Financing; Updated Financial Information.
(a) Upon request of Parent, the Company shall provide and shall cause its Subsidiaries to provide, reasonable cooperation and assistance to Parent in connection with the arrangement of debt financing pursuant to an executed commitment letter, dated as of the date hereof, which Parent has furnished to the Company on the date hereof (the “Debt Financing”), which shall include (i) participating in meetings, presentations (including rating agency presentations), road shows, and due diligence sessions; (ii) assisting with the preparation of a customary bank information memoranda required in connection with the Debt Financing; (iii) executing and delivering any guarantee or pledge and security documents with respect to the Company or its Subsidiaries, or other definitive financing documents and providing back-up information reasonably necessary and customary to complete any certificates required to be delivered to the lender providing the Debt Financing; (iv) permitting the prospective lenders involved in the Debt Financing to evaluate the Company’s and its Subsidiaries’ cash management and accounting systems for the purpose of establishing collateral arrangements, and establishing bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing (provided that such accounts, agreements and arrangements should not become active or take effect until the Effective Time); and (v) assisting Parent in obtaining payoff letters and termination statements as may be reasonably requested by Parent to extinguish indebtedness of the Company and security interests related thereto; provided, that such requested cooperation and assistance does not unreasonably interfere with the ongoing business of the Company. Neither the Company nor any Subsidiary shall be required to pay any commitment fee or similar fee or incur any liability (other than costs and expenses that are reimbursable pursuant to this Section 5.14(a)) with respect to the Debt Financing. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses incurred by the Company or its Subsidiaries in connection with the cooperation required by this Section. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or its Subsidiaries. Notwithstanding anything to the contrary herein, it is understood and agreed by the parties hereto that the conditions set forth in Section 6.02(b), as applied to the Company’s obligations under this Section 5.14(a), shall be deemed to be satisfied unless the Debt Financing has not been obtained as a direct result of the Company’s Willful Breach of its obligations under this Section 5.14(a). Parent shall indemnify and hold harmless the Company, its Subsidiaries and the Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing (including any action that the Company or any of its Subsidiaries are obligated or requested by Parent or any of its Representatives to take in accordance with this Section 5.14(a)) and any information utilized in connection therewith (other than historical information relating to Company or its Subsidiaries provided by the Company in writing specifically for use in the Debt Financing offering documents). Notwithstanding anything to the contrary set forth herein, but subject to the expiration of the Marketing Period, Parent’s obtaining the Debt Financing is not a condition to the obligations of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement, or to perform their respective obligations hereunder.
(b) For the end of each month during the period beginning with the month of January 2011 and ending on the Closing Date, the Company shall deliver to Parent within thirty (30) days of such month end a true, correct and complete copy of the unaudited monthly financial statements of the Company and its Subsidiaries for such month, prepared on a basis consistent with the Company’s past practice and within forty-five (45) days of the end of each fiscal quarter during the period beginning on the date hereof and ending on the Closing Date, the Company shall deliver to Parent a true, correct and complete copy of the unaudited quarterly financial statements of the Company and its Subsidiaries for such fiscal quarter, prepared on a basis consistent with the Company’s past practice.

Section 5.15 Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may reasonably be necessary and permitted to cause the transactions contemplated by this Agreement, including any dispositions of shares of Company Common Stock (including derivative securities with respect to such shares of Company Common Stock) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 5.16 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.
Section 5.17 Termination of Certain Affiliate Contracts. During the period beginning on the date hereof and ending on the Closing Date, the Company shall, and shall cause its Subsidiaries to, take such action as may be necessary to cause the Contracts with Affiliates listed on Section 6.02(e) of the Company Disclosure Schedule to be terminated as of the Effective Time on terms and conditions reasonably satisfactory to Parent.
Section 5.18 Resignation of Directors. At the Closing, except as otherwise may be agreed by Parent, the Company shall deliver to Parent the resignation of all members of the Company’s Board of Directors who are in office immediately prior to the Effective Time, which resignations shall be effective at the Effective Time.
ARTICLE VI
CONDITIONS
Section 6.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger is subject to the satisfaction or written waiver on or prior to the Closing Date of each of the following conditions:
(a) Company Stockholder Approval. This Agreement will have been duly adopted by the Requisite Company Vote in accordance with applicable Law and the Company’s Charter Documents.
(b) Regulatory Approvals. The waiting period applicable to the consummation of the Merger under the HSR Act (or any extension thereof) shall have expired or been terminated.
(c) No Injunctions, Restraints or Illegality. No Governmental Entity having jurisdiction over any party hereto shall have enacted, issued, promulgated, enforced or entered any Laws or Orders, whether temporary, preliminary or permanent, that make illegal, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement.

Section 6.02 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or written waiver by Parent and Merger Sub on or prior to the Closing Date of each of the following conditions:
(a) Representations and Warranties. (i) The representations and warranties of the Company (other than the Specified Representations) set forth in Article III of this Agreement (disregarding all qualifications as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein) shall be true and correct in all respects when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) the representations and warranties of the Company contained in Section 3.01(d) (second sentence), Section 3.02(a) and Section 3.02(b)(i) (first sentence) shall be true and correct in all respects (other than such inaccuracies as are de minimis relative to such Section) when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects (other than such inaccuracies as are de minimis relative to such Section) as of that date), and (iii) the Specified Representations not referred to in subsection (ii) above shall be true and correct in all material respects when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all material respects as of that date).
(b) Performance of Covenants. The Company shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it hereunder prior to the Effective Time.
(c) Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any Company Material Adverse Effect or any event, condition, change or effect that would, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.
(d) Information Statement. The Information Statement shall have been mailed to the Company’s stockholders in accordance with Section 5.06(b) and 20 days shall have elapsed since the date of such mailing.
(e) Termination of Related Party Transactions. Parent will have received evidence reasonably satisfactory to Parent of the termination of those related party transactions set forth on Section 6.02(e) of the Company Disclosure Schedule.
(f) FIRPTA. Parent will have received a certificate, signed by the chief executive officer or chief financial officer of the Company (signed under penalties of perjury), pursuant to Sections 1.897-2(h) and 1.1445-2(c)(3) of the Treasury Regulations promulgated under the Code, certifying that an interest in the Company is not a U.S. real property interest as defined in Section 897(c) of the Code for the applicable period described in Section 897(c)(1)(ii) of the Code.

(g) Officers Certificate. Parent will have received a certificate, signed by the chief executive officer or chief financial officer of the Company, certifying as to the matters set forth in Section 6.02(a), Section 6.02(b), and Section 6.02(c) hereof.
Section 6.03 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or written waiver by the Company on or prior to the Closing Date of each of the following conditions:
(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in Article IV of this Agreement shall be true and correct in all respects when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent’s and Merger Sub’s ability to consummate the transactions contemplated by this Agreement.
(b) Performance of Covenants. Parent and Merger Sub shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by them hereunder prior to the Effective Time.
(c) Officers Certificate. The Company will have received a certificate, signed by an officer of Parent, certifying as to the matters set forth in Section 6.03(a) and Section 6.03(b).
ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER
Section 7.01 Termination By Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company) by mutual written consent of Parent and the Company.
Section 7.02 Termination By Either Parent or the Company. This Agreement may be terminated by either Parent or the Company at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):
(a) if the Merger has not been consummated on or before the date that is 120 days after the date hereof (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.02(a) shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement was the principal cause of, or resulted in, the failure of the Merger to be consummated on or before the End Date; or

(b) if any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order making illegal, permanently enjoining or otherwise permanently prohibiting the consummation of the Merger or the other transactions contemplated by this Agreement, and such Law or Order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.02(b) shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement was the principal cause of, or resulted in, the issuance, promulgation, enforcement or entry of any such Law or Order.
Section 7.03 Termination By Parent. This Agreement may be terminated by Parent at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):
(a) if the Company (or, if applicable, a Subsidiary of the Company) shall have entered into, or publicly announced its intention to enter into, a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement); or
(b) if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement such that the conditions to the Closing of the Merger set forth in Section 6.02(a) or Section 6.02(b), as applicable, would not be satisfied and, in either such case, such breach is incapable of being cured by the End Date or is not cured by the Company within 30 days after it receives written notice of such breach from Parent; provided, however, that, notwithstanding anything to the contrary set forth herein, (i) the failure of Parent and any officer or employee of the Company or any of its Subsidiaries to agree on the terms or conditions of such officer’s or employee’s employment, compensation, and equity ownership (if any) arrangements following the Closing shall not, in and of itself: (x) constitute a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, (y) constitute a Company Material Adverse Effect, or (z) give rise to any termination right of Parent under this Agreement, and (ii) such agreement or employment shall not be a condition to the obligations of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement, or to perform their respective obligations hereunder.; or
(c) if the Merger Consent, duly executed by the stockholders of the Company who beneficially own a number of shares of the Company Common Stock sufficient for obtaining the Requisite Company Vote, shall not have been delivered to Parent by 5:00 p.m., New York City Time, on the first Business Day after the date hereof.
Section 7.04 Termination By the Company. This Agreement may be terminated by the Company at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):
(a) if, prior to the Fiduciary Date, the Company’s Board of Directors authorizes the Company, subject to full compliance with the terms of this Agreement, including Section 5.04(b) hereof, to enter into a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement) in respect of a Superior Proposal; provided, that the Company shall pay any amounts due pursuant to Section 7.06(b) hereof in accordance with the terms, and at the times, specified therein; and provided further that in the event of such termination, the Company substantially concurrently enters into such Company Acquisition Agreement; or

(b) if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement such that the conditions to the Closing of the Merger set forth in Section 6.03(a) or Section 6.03(b), as applicable, would not be satisfied and, in either such case, such breach is incapable of being cured by the End Date or is not cured by Parent within 30 days after it receives written notice of such breach from the Company.
Section 7.05 Notice of Termination; Effect of Termination. The party desiring to terminate this Agreement pursuant to this Article VII (other than pursuant to Section 7.01) shall deliver written notice of such termination to each other party hereto specifying with particularity the reason for such termination, and any such termination in accordance with Section 7.05 shall be effective immediately upon delivery of such written notice to the other party. If this Agreement is terminated pursuant to this Article VII, it will become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any Affiliate, stockholder, director, officer, employee, agent or Representative of such party) to any other party hereto, except (i) with respect to Section 5.04(b), Section 5.12, this Section 7.05, Section 7.06 and Article VIII (and any related definitions contained in any such Sections or Article), which shall remain in full force and effect and (ii) with respect to any liabilities or damages incurred or suffered by a party, to the extent such liabilities or damages were the result of actual fraud or the willful or intentional breach by another party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.
Section 7.06 Fees and Expenses.
(a) If this Agreement is terminated by Parent pursuant to Section 7.03(a) or Section 7.03(c), then the Company shall pay to Parent or its designee (by wire transfer of immediately available funds), within five (5) Business Days after such termination, the Termination Fee.
(b) If this Agreement is terminated by the Company pursuant to Section 7.04(a), then the Company shall pay to Parent or its designee (by wire transfer of immediately available funds), within five (5) Business Days after such termination, the Termination Fee.
(c) If (i) this Agreement is terminated (x) by Parent pursuant to Section 7.03(b) or (y) by either the Company or Parent pursuant to Section 7.02(a), (ii) any Person shall have made a Takeover Proposal on or after the date hereof but prior to the date that this Agreement is terminated pursuant to Article VII and (iii) within twelve (12) months after the date this Agreement is terminated pursuant to Article VII, the Company or any of its Affiliates enters into a definitive agreement in connection with such Takeover Proposal which is subsequently consummated or consummates a transaction in connection with a Takeover Proposal (regardless of whether such Takeover Proposal is the same one referred to in clause (ii) above), then the Company shall pay Parent’s designee(s), on the date such transaction in connection with a Takeover Proposal is consummated, the Termination Fee (less the amount of any Parent Expenses previously paid to Parent pursuant to Section 7.06(d), if any) (by wire transfer of immediately available funds). For the purpose of this Section 7.06(c), all references in the term Takeover Proposal to “15% or more” will be deemed to be references to “more than 50%”.

(d) In the event this Agreement is terminated by Parent pursuant to Section 7.03(b) in connection with a Willful Breach on the part of the Company and the Termination Fee is not then payable pursuant to Section 7.06(c), then the Company shall, following receipt of an invoice therefor, promptly (in any event within two (2) Business Days) pay all of Parent’s out-of-pocket fees and expenses (including reasonable legal fees and expenses) actually incurred by Parent and its Affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement (including the Financing) (the “Parent Expenses”), which amount shall in no event exceed $3,000,000 in the aggregate, by wire transfer of same day funds to one or more accounts designated by Parent; provided, that the existence of circumstances which could require the Termination Fee to become subsequently payable by the Company pursuant to Section 7.06(c) shall not relieve the Company of its obligations to pay Parent Expenses pursuant to this Section 7.06(d); provided, further, that the payment by the Company of Parent Expenses pursuant to this Section 7.06(d) shall not relieve the Company of any subsequent obligation to pay the Termination Fee, except that the Termination Fee shall be reduced by the amount of any Parent Expenses previously paid to Parent pursuant to this Section 7.06(d), if any.
(e) Each party acknowledges and agrees that (i) the provisions of this Section 7.06 are an integral part of the transactions contemplated by this Agreement (including the Merger), and that, without such provisions, Parent and Merger Sub would not have entered into this Agreement and (ii) the damages resulting from termination of this Agreement under circumstances where a Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 7.06(a), Section 7.06(b), or Section 7.06(c) are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby.
(f) If the Company fails to promptly pay any amount due pursuant to Section 7.06 and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the amount set forth in Section 7.06 or any portion thereof, the Company shall pay to Parent, the costs and expenses (including attorneys’ fees) incurred by Parent and its Affiliates in connection with such suit, together with interest on the payment amount at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment. The parties acknowledge and agree that in no event shall the Company be obligated to pay the Termination Fee on more than one occasion. Notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge and agree that in the event that the Termination Fee becomes payable, the Agreement is terminated and the Termination Fee is paid in full by the Company pursuant to Section 7.06, the Termination Fee shall be Parent’s and Merger Sub’s sole and exclusive remedy under this Agreement.

(g) Except as otherwise expressly set forth herein, all expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such expenses.
Section 7.07 Amendment. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after the Requisite Company Vote is obtained, by written agreement signed by the Company and Parent; provided, however, that after the Requisite Company Vote is obtained, there shall be no amendment or supplement to the provisions of this Agreement which by Law or in accordance with the rules of any relevant self regulatory organization would require further approval by the holders of Company Common Stock without such approval.
Section 7.08 Extension; Waiver. At any time prior to the Effective Time, Parent or Merger Sub, on the one hand, or the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party(ies), (b) waive any inaccuracies in the representations and warranties of the other party(ies) contained in this Agreement or in any document delivered under this Agreement, or (c) unless prohibited by applicable Law, waive compliance with any of the covenants, agreements or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.
ARTICLE VIII
MISCELLANEOUS
Section 8.01 Definitions. For purposes of this Agreement, the following terms will have the following meanings when used herein with initial capital letters:
“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement that contains confidentiality and standstill provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement.
“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract or otherwise.
“Agreement” has the meaning set forth in the Preamble.
“Antitrust Laws” has the meaning set forth in Section 3.03(c).
“Business Day” means any day, other than Saturday, Sunday or any day on which banking institutions located in Philadelphia, Pennsylvania are authorized or required by Law or other governmental action to close.
“Cancelled and On Hold Trials” has the meaning set forth in Section 3.15(f).

“Certificate” has the meaning set forth in Section 2.02(a).
“Certificate of Merger” has the meaning set forth in Section 1.03.
“Charter Documents” has the meaning set forth in Section 3.01(b).
“Closing” has the meaning set forth in Section 1.02.
“Closing Date” has the meaning set forth in Section 1.02.
“COBRA” means Section 4980B of the Code and Section 601 et. seq. of ERISA and any similar state Law.
“Code” means the Internal Revenue Code of 1986, as amended.
“Commitment Letter” has the meaning set forth in Section 4.04(a).
“Company” has the meaning set forth in the Preamble.
“Company Acquisition Agreement” has the meaning set forth in Section 5.05(a).
“Company’s Board of Directors” has the meaning set forth in the Recitals.
“Company’s Board of Directors Recommendation” has the meaning set forth in Section 3.03(d).
“Company Common Stock” has the meaning set forth in the Recitals.
“Company Continuing Employees” has the meaning set forth in Section 5.09(a).
“Company Disclosure Schedule” has the meaning set forth in the introductory language in Article III.
“Company Employee” has the meaning set forth in Section 3.12(a).
“Company Employee Agreement” means any Contract between the Company or any of its Subsidiaries and a Company Employee.
“Company Employee Plans” has the meaning set forth in Section 3.12(a).
“Company Equity Award” means a Company Stock Option or a Company Stock Award, as the case may be.
“Company Financial Advisor” has the meaning set forth in Section 3.10.
“Company IP” means all Intellectual Property that is owned solely or jointly, used, held for use or exploited by Company or any of its Subsidiaries in connection with the current conduct of their businesses.

“Company IP Agreements” has the meaning set forth in Section 3.07(d).
“Company Material Adverse Effect” means any event, occurrence, fact, condition, change or effect (whether or not constituting a breach of a representation, warranty, covenant or agreement set forth herein) that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the business, results of operations, condition (financial or otherwise), liabilities or assets of the Company and its Subsidiaries, taken as a whole, or (ii) the ability of the Company to perform its obligations or consummate the transactions contemplated hereby; provided, however, that, for the purposes of clause (i), a Company Material Adverse Effect shall not be deemed to include events, occurrences, facts, conditions, or changes to the extent arising out of, relating to or resulting from: (a) changes generally affecting the economy, financial, securities or credit markets (including changes in interest rates or the availability of credit financing) in the United States, (b) any natural disaster, acts of terror, or acts of war, (c) changes that are a result of factors generally affecting the pharmaceutical or clinical research organization industries in which the Company and its Subsidiaries or their customers primarily operate, (d) changes in Laws, including changes in the interpretation of Laws by any Governmental Entity, (e) the public announcement of the transactions contemplated by this Agreement, and (f) any action taken by the Company as expressly required by this Agreement or any action taken by the Company at the express written request of Parent; provided, however, that the events, occurrences, facts, conditions, changes or effects set forth in clauses (a) and (c) above shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur if and to the extent such changes have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other participants in the principal industries in which the Company and its Subsidiaries primarily operate.
“Company Material Contract” has the meaning set forth in Section 3.16(a).
“Company SEC Documents” has the meaning set forth in Section 3.04(a).
“Company Securities” has the meaning set forth in Section 3.02(b).
“Company Stock Award” has the meaning set forth in Section 2.07(b).
“Company Stock Award Consideration” has the meaning set forth in Section 2.07(b).
“Company Stock Option” has the meaning set forth in Section 2.07(a).
“Company Stock Option Consideration” has the meaning set forth in Section 2.07(a).
“Company Stock Plans” has the meaning set forth in Section 3.02(b).
“Company Subsidiary Securities” has the meaning set forth in Section 3.02(c).
“Company Systems” has the meaning set forth in Section 3.07(i).
“Confidentiality Agreement” has the meaning set forth in Section 5.04(b).

“Consent” has the meaning set forth in Section 3.03(c).
“Contracts” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, leases or other binding instruments or binding commitments, whether written or oral.
“Customer Contract” has the meaning set forth in Section 3.18.
“Debt Financing” has the meaning set forth in Section 5.14(a).
“DGCL” has the meaning set forth in Section 1.01.
“Disinterested Director” shall mean any director of the Company who does not have any relationship, interest, understanding or arrangement (in each case, direct or indirect, and with the exception of reasonable fees paid to such director for serving on the Company’s Board of Directors) that would cause such director to have an interest in the Merger in addition to or different from that of the Company’s stockholders.
“Dissenting Shares” has the meaning set forth in Section 2.03.
“Effective Time” has the meaning set forth in Section 1.03.
“End Date” has the meaning set forth in Section 7.02(a).
“Environmental Laws” means any applicable Law, and any Order or Contract with any Governmental Entity: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Equity Commitment Letter” has the meaning set forth in Section 4.04(a).
“Equity Financing” has the meaning set forth in Section 4.04(a).

“Exchange Act” has the meaning set forth in the introductory language of Article III.
“Federal Health Care Program” has the meaning set forth in Section 3.15(a).
“FCPA” has the meaning set forth in Section 3.19.
“Fiduciary Date” means 5:00 p.m. (New York City time) on January 31, 2011.
“Financing” has the meaning set in Section 5.14(a).
“Foreign Antitrust Laws” has the meaning set forth in Section 3.03(c).
“Foreign Subsidiary” means any Subsidiary of the Company that is not a United States Person within the meaning of Section 7701(a)(30) of the Code.
“GAAP” has the meaning set forth in Section 3.04(b).
“Governmental Antitrust Authority” has the meaning set forth in Section 5.11(b).
“Governmental Entity” has the meaning set forth in Section 3.03(c).
“Guarantee” has the meaning set forth in the Recitals.
“Guarantor” has the meaning set forth in the Recitals.
“Hazardous Substance” means (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws, and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls.
“Health Care Regulatory Laws” mean (i) 21 U.S.C. §§ 301 et seq. (the Federal Food Drug and Cosmetic Act) and the regulations promulgated thereunder; (ii) Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395-1395kkk (the Medicare statute), and the regulations promulgated thereunder; (iii) Title XIX of the Social Security Act, 42 U.S.C. §§ 1396-1396dd (the Medicaid statute) and the regulations promulgated thereunder; (iv) TRICARE, 10 U.S.C. § 1071 et seq. and the regulations promulgated thereunder, ((ii), (iii) and (iv) each, a “Federal Health Care Program”); (v) the Federal Health Care Program Anti-Kickback Statute, 42 U.S.C. §§ 1320a-7b(b) and the regulations promulgated thereunder; (vi) the False Claims Act, 31 U.S.C. §§ 3729-3733 and the regulations promulgated thereunder; (vii) the Program Fraud Civil Remedies Act, 31 U.S.C. §§ 3801-3812 and the regulations promulgated thereunder; (viii) the Anti-Kickback Act of 1986, 41 U.S.C. §§ 51-58 and the regulations promulgated thereunder; (ix) the Civil Monetary Penalties Law, 42 U.S.C. §§ 1320a-7a and 1320a-7b and the regulations promulgated thereunder; (x) the Exclusion Laws, 42 U.S.C. § 1320a-7 and the regulations promulgated thereunder; (xi) the Health Insurance Portability and Accountability Act of 1996, Pub. L. 104-191 and the regulations promulgated thereunder; (xii) any foreign, federal, state and local privacy statutes, regulations and orders; (xiii) Title 45 part 46 of the Code of Federal Regulations (the regulations promulgated by the Health and Human Services Office of Human Rights Protection); (xiv) the Belmont Code; (xv) the Declaration of Helsinki; (xvi) the International Conference on Harmonization (ICH) Consolidated Guidance on Good Clinical Practice E6 and Good Distributions Practices, including any ICH clinical risk management and general principles; (xvii) the Protection of Human Subjects and Financial Disclosure requirements of 21 CFR Parts 50 and 54; (xviii) the Electronic Records; Electronic Signatures requirements of 21 CFR Part 11; (xix) the Federal Controlled Substances Act, 21 U.S.C. § 801 et seq. and the regulations promulgated thereunder; (xx) the foreign, state and local equivalents of such Laws in jurisdictions where it does business; and each of (i) through (xx) as amended from time to time.

“HIPAA” means the requirements of the Health Insurance Portability and Accountability Act of 1996, Pub. L. 104-191 and the regulations promulgated thereunder.
“HSR Act” has the meaning set forth in Section 3.03(c).
“Indemnification Documents” has the meaning set forth in Section 5.10(a).
“Indemnified Party” has the meaning set forth in Section 5.10(a).
“Indemnifying Party” has the meaning set forth in Section 5.10(b).
“Information Statement” has the meaning set forth in Section 3.03(c).
“Initial Press Release” has the meaning set forth in Section 5.12.
“Intellectual Property” means any and all (i) trademarks, service marks, designs, logos, trade dress, trade names, and Internet domain names, and all goodwill associated with any of the foregoing (collectively, “Trademarks”); (ii) original works of authorship and copyrights (including “look-and-feel”) and database rights (collectively, “Copyrights”); (iii) patents and patent disclosures (collectively, “Patents”); (iv) trade secrets and know-how (whether or not patentable), designs and inventions (whether or not patentable), technologies, processes, techniques, methods, plans, specifications, ideas, research and development and other confidential information (including technical data, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals) (collectively, “Trade Secrets”); (v) software (including source code, executable code, data, databases, firmware and related documentation) (collectively, “Software”); (vi) similar intangible property in which any Person holds proprietary rights, title, interests or protections, however arising, pursuant to the Laws of any jurisdiction throughout the world; (vii) copies and tangible embodiments or descriptions of any of the foregoing (in whatever form or medium); and (viii) all applications, registrations, renewals, issues, reissues, divisions, continuations, continuations-in-part, revisions, divisionals, extensions and reexaminations in connection with any of the foregoing.
“IRS” means the United States Internal Revenue Service.

“Knowledge” means the actual knowledge of the executive officers of the Company set forth on Section 8.01 of the Company’s Disclosure Schedule; provided that such individuals shall conduct reasonable and due inquiry in connection with any applicable matters; provided further, that for purposes of this definition, “reasonable and due inquiry” shall mean reviewing this Agreement and inquiring of the employee(s) responsible for the subject matter in question as to the accuracy of the representation, warranty or other provision of this Agreement relating to such subject matter and any follow-up inquiries of such responsible employees reasonably warranted by the information disclosed by such employees.
“Laws” means any domestic or foreign laws, common law, statutes, ordinances, rules, regulations, codes, Orders or legally enforceable requirements enacted, issued, adopted, promulgated, enforced, ordered or applied by any Governmental Entity.
“Lease” means all leases, subleases and other agreements pursuant to which the Company or any of its Subsidiaries leases, uses or occupies, or has the right to use or occupy, any land, buildings, structures, improvements, fixtures or other interest in real property.
“Leased Real Estate” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any Subsidiary pursuant to a Lease.
“Legal Action” has the meaning set forth in Section 3.09.
“Liability” means any liability, indebtedness or obligation of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise, and whether or not required to be recorded or reflected on a balance sheet under GAAP).
“Licensed Company IP” means all Company IP that the Company or any of its Subsidiaries has a right to use or exploit by virtue of any Contract entered into with the sole owner, or one or more joint owner(s), of such Company IP.
“Liens” means, with respect to any property or asset, all pledges, liens, mortgages, charges, encumbrances, hypothecations, options, rights of first refusal, rights of first offer, easements or rights of use, rights of way, encroachments, restrictive covenants, transfer restrictions and security interests of any kind or nature whatsoever.
“Loan Agreement” means that certain Revolving Credit and Security Agreement by and among PNC Bank and the Company, dated as of November 1, 2006, as amended, modified or supplemented from time to time.
“Marketing Period” means the period beginning on the date of this Agreement and ending on February 15, 2011, provided that such date shall be tolled for so long as the Company fails to comply with its obligations pursuant to Section 5.14 (and such failure constitutes a Willful Breach of such Section), further provided that such tolling shall not extend the Marketing Period past three (3) Business Days prior to the End Date.
“Material Lease” means any Lease requiring rental and other payments in excess of $25,000 annually, as averaged over the term thereof.
“Merger” has the meaning set forth in Section 1.01.

“Merger Consent” has the meaning set forth in Section 5.06(a).
“Merger Consideration” has the meaning set forth in Section 2.01(b).
“Merger Sub” has the meaning set forth in the Preamble.
“Minimum Condition” has the meaning set forth in Section 5.16.
“Notice Period” has the meaning set forth in Section 5.05(d).
“Order” has the meaning set forth in Section 3.09.
“Owned Company IP” means all Company IP that is not Licensed Company IP.
“Parent” has the meaning set forth in the Preamble.
“Parent Benefit Plans” has the meaning set forth in Section 5.09(b).
“Parent Financing Sources” has the meaning set forth in Section 8.13(c).
“Paying Agent” has the meaning set forth in Section 2.02(a).
“Payment Fund” has the meaning set forth in Section 2.02(a).
“Permits” has the meaning set forth in Section 3.08(b).
“Permitted Liens” means (a) statutory Liens for current Taxes or other governmental charges not yet due and payable (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (b) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate proceedings (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (c) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over such Person’s owned or leased real property, which are not violated by the current use and operation of such real property, (d) covenants, conditions, restrictions, easements and other similar non-monetary matters of record affecting title to such Person’s owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses, (e) any right of way or easement related to public roads and highways, and (f) Liens arising under workers’ compensation, unemployment insurance, social security, retirement and similar legislation (provided appropriate reserves required pursuant to GAAP have been made in respect thereof).
“Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity and other entity and group (which term will include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).
“PFIC” has the meaning set forth in Section 1.01(q).

“Policies” has the meaning set forth in Section 3.17.
“Representatives” has the meaning set forth in Section 5.05(a).
“Requisite Company Vote” has the meaning set forth in Section 3.03(a).
“SEC” has the meaning set forth in the introductory language of Article III.
“Securities Act” has the meaning set forth in Section 3.11.
“Share(s)” has the meaning set forth in Section 2.01(a).
“SOX” has the meaning set forth in Section 3.04(a).
“Specified Representations” means those representations and warranties set forth in Section 3.01(a), Section 3.01(d), Section 3.02, Section 3.03(a), Section 3.03(d), clause (b) of Section 3.05 and Section 3.11.
“Sponsor” has the meaning set forth in Section 4.04(a).
“Subsidiary” means, when used with respect to any Person, (i) any corporation or other organization, whether incorporated or unincorporated, a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its subsidiaries, and (ii) any joint venture, general or limited partnership, limited liability company or other legal entity in which such Person is the record or beneficial owner, directly or indirectly, of a majority of the voting interests or the general partner or the managing member.
“Superior Proposal” means a bona fide written Takeover Proposal (with all of the references to “fifteen percent (15%) or more” included in the definition of Takeover Proposal changed to “more than seventy percent (70%)”) that the Company’s Board of Directors has determined in good faith (after consultation with its outside legal counsel and financial advisors) (a) is reasonably likely to be consummated in accordance with its terms, after taking into account all legal, financial, regulatory and other aspects of such Takeover Proposal (including the expected timing and likelihood of consummation) and this Agreement (after taking into account any revisions to this Agreement made or proposed in writing by Parent prior to the time of determination), including financing and the identity of the Person or group making the Takeover Proposal and (b) would result in a transaction more favorable to the stockholders of the Company from a financial point of view than the transactions provided for in this Agreement (after taking into account any revisions to this Agreement made or proposed in writing by Parent prior to the time of determination).
“Surviving Corporation” has the meaning set forth in Section 1.01.

“Takeover Proposal” means a proposal, offer or an inquiry from, or indication of interest in making a proposal or offer by, any Person (other than Parent and its Subsidiaries, including Merger Sub) or group of Persons relating to any (a) direct or indirect acquisition (whether by merger, consolidation, business combination, recapitalization, sale, liquidation, dissolution, winding-up, spin-off, split-off, share exchange or similar transaction, or by lease, license, long-term supply arrangements or other transaction having the same economic effect as an acquisition), in a single transaction or a series of transactions, of (i) assets (including capital stock or other equity interests of any of the Company’s Subsidiaries) representing fifteen percent (15%) or more of the fair market value of the Company’s consolidated assets or to which fifteen percent (15%) or more of the Company’s net revenues or net income on a consolidated basis are attributable, or (ii) fifteen percent (15%) or more of the equity interests of the Company, (b) tender offer or exchange offer that, if consummated, would result in any Person beneficially owning (within the meaning of Section 13(d) of the Exchange Act) fifteen percent (15%) or more of the voting equity interests of the Company or the outstanding shares of the Company Common Stock, or (c) any combination of the foregoing.
“Taxes” means (i) all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties; (ii) any liability for the payment of any amount of a type described in clause (i) arising as a result of being or having been a member of any consolidated, combined, unitary or other group or being or having been included or required to be included in any Tax Return related thereto; and (iii) any liability for the payment of any amount of a type described in clause (i) or clause (ii) as a result of any obligation to indemnify or otherwise assume or succeed to the liability of any other Person.
“Tax Returns” means any return, declaration, report, claim for refund, information return or statement or other document required to be filed with or provided to any taxing authority in respect of Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“Termination Fee” means a fee in an amount equal to $10,000,000.
“Transaction Litigation” has the meaning set forth in Section 5.07.
“Treasury Regulations” means the Treasury regulations promulgated under the Code.
“WARN Act” has the meaning set forth in Section 3.12(e).
“Willful Breach” means any intentional and deliberate action taken with the express purpose to breach a specific provision or covenant of this Agreement, including any intentional misrepresentation by or on behalf of the Company with respect to any representation or warranty set forth in Article III.

Section 8.02 Interpretation; Construction.
(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Exhibit or Schedule, such reference shall be to a Section of, Exhibit to or Schedule of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” A reference in this Agreement to $ or dollars is to U.S. dollars. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the Company Disclosure Schedule. Where specific language is used to clarify by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates. To the extent that this Agreement requires a Subsidiary of the Company to take or omit to take any action prior to Closing, such agreement includes the obligation of the Company to cause such Subsidiary to take or omit to take such actions.
(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
(c) All agreements and covenants hereunder shall be given independent effect so that if a certain action constitutes a default under a certain agreement or covenant, the fact that such action is not prohibited by another agreement or covenant shall not affect the occurrence of such default; provided, that the taking of any action that is expressly permitted or required by an agreement or covenant (so long as such action is taken in accordance with such express provisions) set forth herein shall not constitute a default under any other covenant or agreement set forth herein. In addition, all representations and warranties hereunder shall be given independent effect so that if a particular representation or warranty proves to be incorrect or is breached, the fact that another representation or warranty concerning the same or similar subject matter is correct or is not breached will not affect the incorrectness of or a breach of a representation and warranty hereunder.
Section 8.03 Survival. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement will survive the Effective Time. This Section 8.03 does not limit any covenant of the parties to this Agreement which, by its terms, contemplates performance after the Effective Time. The Confidentiality Agreement will (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.
Section 8.04 Governing Law. All issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement, whether in contract, tort, equity or otherwise, shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and performed in the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware. Any claims alleged against any Parent Financing Sources in connection with the Debt Financing shall be governed by New York law.

Section 8.05 Submission to Jurisdiction. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party(ies) hereto or its successors or assigns shall be brought and determined exclusively in the Court of Chancery of the State of Delaware, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States Federal Court for the District of Delaware. Each of the parties hereto agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.07 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 8.05, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper, or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Notwithstanding anything herein to the contrary, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Parent Financing Sources in connection with the Debt Financing hereby in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of any commitment relating to the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York (Borough of Manhattan) or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).
Section 8.06 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE GUARANTEE. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.06.

Section 8.07 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by facsimile (with confirmation of transmission) or e-mail of a pdf document if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient, or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid with acknowledged receipt. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.07):

If to Parent or Merger Sub, to:	c/o Warburg Pincus LLC 450 Lexington Avenue New York, New York 10017 Attention: Jonathan Leff Facsimile: (212) 878-9361

with a copy (which will not constitute notice to Parent or Merger Sub) to:	Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 Facsimile: (212) 446-6460 Attention: Eunu Chun; Christopher Torrente

If to the Company, to:	ReSearch Pharmaceutical Services, Inc. 520 Virginia Drive Fort Washington, Pennsylvania 19034 Attention: Daniel Perlman Facsimile: (484) 540-0770

with a copy (which will not constitute notice to the Company) to:	Drinker Biddle & Reath LLP One Logan Square, Suite 2000 Philadelphia, PA 19103-6996 Facsimile: (215) 988-2757 Attention: Stephen T. Burdumy, Esq.
or to such other Persons, addresses or facsimile numbers as may be designated in writing by the Person entitled to receive such communication as provided above.

Section 8.08 Entire Agreement. This Agreement (including the Exhibits to this Agreement), the Company Disclosure Schedule and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement. In the event of any inconsistency between the statements in the body of this Agreement, the Confidentiality Agreement and the Company Disclosure Schedule (other than an exception expressly set forth as such in the Company Disclosure Schedule), the statements in the body of this Agreement will control.
Section 8.09 No Third Party Beneficiaries. Except (a) for the rights of the holders of the Company Common Stock, Company Stock Options and Company Stock Awards to receive the Merger Consideration, the Company Stock Option Consideration and Company Stock Award Consideration pursuant to Article II, (b) prior to the Effective Time, for the right of the holders of the Company Common Stock, Company Stock Options and Company Stock Awards to pursue claims for damages for any breach of this Agreement by Parent or Merger Sub, which right is hereby expressly acknowledged and agreed by Parent and Merger Sub, (c) as provided in Section 5.09 and Section 5.10 hereof (which shall be to the benefit of the parties referred to in such section), and (d) Parent’s designee(s) provided in Section 7.06, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. The rights granted pursuant to clause (b) of this Section 8.09 shall only be enforceable on behalf of the holders of Company Common Stock, Company Stock Options and Company Stock Awards by the Company in its sole and absolute discretion, as agent for such holders, it being understood and agreed that any and all interests in such claims shall attach to such Company Common Stock, Company Stock Options and Company Stock Awards and subsequently transfer therewith and, consequently, any damages, settlements or other amounts recovered or received by the Company with respect to such claims (net of expenses incurred by the Company in connection therewith) may, in the Company’s sole and absolute discretion, be (i) distributed, in whole or in part, by the Company to the holders of Company Common Stock, Company Stock Options and Company Stock Awards as of any date determined by the Company or (ii) retained by the Company for the use and benefit of the Company on behalf of its stockholders in any manner the Company deems fit. Notwithstanding anything herein to the contrary, (i) any Parent Financing Sources in connection with the Debt Financing shall be express third party beneficiaries of and shall be entitled to rely upon Section 8.13(c), Section 8.04, Section 8.05, Section 8.06 and Section 8.09 hereof, and each such Parent Financing Sources and its successors and assigns may enforce such provisions and (ii) Sections 8.13(c), Section 8.04, Section 8.05, Section 8.06 and Section 8.09 hereof (and the related definitions and other provisions of this Agreement to the extent a modification or waiver or termination thereof would serve to modify the substance or provisions of such Sections) may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to any such Parent Financing Sources without the prior written consent of such Debt Financing Sources
Section 8.10 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 8.11 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that Parent and/or Merger Sub may assign this Agreement (in whole but not in part) without the consent of any other party hereto (i) to any of its Affiliates, (ii) to any parties providing the Financing pursuant to the terms thereof (including for purposes of creating a security interest herein or to otherwise assign as collateral in respect of such Financing) or (iii) to any third party who subsequently purchases all or substantially all of the assets of Parent. No assignment shall relieve the assigning party of any of its obligations hereunder.
Section 8.12 Remedies. Except as otherwise expressly provided in this Agreement and subject to the terms of the Equity Commitment Letter or the Guarantee, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law or in equity. The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.
Section 8.13 Specific Performance.
(a) Subject to Section 8.13(b) and subject to the terms of the Equity Commitment Letter or the Guarantee, the parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the Court of Chancery of the State of Delaware, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States Federal Court for the District of Delaware (including the Company’s obligation to consummate the Merger, subject to the terms and conditions of this Agreement), in addition to any other remedy to which they are entitled at Law or in equity. Subject to Section 8.13(b), the parties hereto hereby waive (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. If Parent and/or Merger Sub, on the one hand, or the Company, on the other hand, brings any Legal Action to enforce specifically the performance of the terms and provisions hereof by the other party(ies), the End Date shall automatically be extended by (x) the amount of time during which such Legal Action is pending, plus twenty (20) Business Days or (y) such other time period established by the Delaware court presiding over such Legal Action.
(b) Notwithstanding anything to the contrary in this Section 8.13, the parties hereby acknowledge and agree that in the event that the Termination Fee becomes payable, the Agreement is terminated in accordance with Article VII and the Termination Fee is paid in full by the Company pursuant to Section 7.06, the Termination Fee shall be Parent’s and Merger Sub’s sole and exclusive remedy under this Agreement and neither Parent nor Merger Sub shall have any right to bring any Legal Action for specific performance or any other Legal Action pursuant to this Section 8.13.

(c) Notwithstanding anything herein to the contrary, the Company (and each of its Affiliates, directors, officers, employees or agents other than Parent and Merger Sub) shall not have any rights or claims against any debt financing source (which term does not include Guarantor, Parent or any of their respective Affiliates (“Parent Financing Sources”)) in connection with the Debt Financing, and any such Parent Financing Sources shall not have any rights or claims against the Company (or any of its Affiliates, directors, officers, employees or agents other than Parent and Merger Sub), in connection with this Agreement or the Debt Financing, whether at law or equity, in contract, in tort or otherwise; provided that, following consummation of the Merger, the foregoing will not limit the rights of the parties to the Debt Financing under any commitment letter related thereto.
Section 8.14 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, all of which will be one and the same agreement. This Agreement will become effective when each party to this Agreement will have received counterparts signed by all of the other parties. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or by e-mail of a PDF document, shall be effective as delivery of a manually executed counterpart to this Agreement.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

RESEARCH PHARMACEUTICAL SERVICES, INC.
By:	/s/ Daniel M. Perlman
	Name:	Daniel M. Perlman
	Title:	Chief Executive Officer and Chairman of the Board of Directors

ROY RPS HOLDINGS CORP.
By:	/s/ Jonathan Leff
	Name:	Jonathan Leff
	Title:	President

RPS MERGER SUB, INC.
By:	/s/ Jonathan Leff
	Name:	Jonathan Leff
	Title:	President